UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☒ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2005

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Event requiring this shell company report

For the transition period from ___________________ to ______________________

Commission file number: ____________________________________________

ALDA PHARMACEUTICALS CORP.
(Exact name of Registrant as specified in its charter)

Not applicable
(Translation of Company’s name into English)

Province of British Columbia, Canada
(Jurisdiction of incorporation or organization)

635 Columbia St. New Westminster, B.C., Canada, V3M 1A7
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Not Applicable	Not Applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Shares Without Par Value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

15,784,404 common shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐  No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Yes ☐  No ☐

Indicate by check mark whether the Company (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Company was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☐  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non- accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act (check one):
Large accelerated filer ☐                  Accelerated filer ☐                    Non-Accelerated filer ☒

Indicate by check mark which financial statement item the Company has elected to follow.
Item 17 ☒   Item 18 ☐

(APPLICABLE ONLY TO ISSUES INVOLVED IN BANKRUPTCY PROCEEDING DURING THE PAST FIVE YEARS)

Indicate by check mark whether the Company has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
Yes ☐  No ☐

The information set forth in this Annual Report on Form 20-F is as at February 28, 2005 unless an earlier or later date is indicated.

Financial information is presented in accordance with accounting principles generally accepted in Canada. Measurement differences between accounting principles generally accepted in Canada and in the United States, as applicable to the Company, are set forth in Item 5 of this Annual Report and in Note 17 to the accompanying Financial Statements of the Company.

FORM 20-F REGISTRATION STATEMENT
TABLE OF CONTENTS

INTRODUCTION

The Company was incorporated by registration of its Memorandum and Articles under the BC Companies Act on May 30, 2000 under the name “Duft Biotech Capital Ltd.”

On November 26, 2003 the Company changed its name to ALDA Pharmaceuticals Corp. The Company is still a British Columbia, Canada company.

The authorized capital of ALDA consists of one class of shares: 100,000,000 shares of common stock. There are no Indentures or Agreements limiting the payment of dividends and there are no conversion rights, special liquidation rights, pre-emptive rights or subscription rights.

BUSINESS OF ALDA PHARMACEUTICALS CORP.

ALDA is principally in the business of developing infection control products for industrial and consumer use.

FINANCIAL AND OTHER INFORMATION

ALDA’s reporting currency and domestic currency is Canadian Dollars. In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (“CDN$” or “$”). The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$). Comparisons of historic exchange rates between the US$ and the CDN$ are contained in Section 3.A.3.

FORWARD-LOOKING STATEMENTS

This Registration Statement on Form 20-F contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, principally in ITEM #4, “Information on the Company” and ITEM #5, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”. These statements may be identified by the use of words like “plan,” “expect,” “aim,” “believe,” “project,” “anticipate,” “intend,” “estimate,” “will,” “should,” “could” and similar expressions in connection with any discussion, expectation, or projection of future operating or financial performance, events or trends. In particular, these include statements about the Company’s strategy for growth, future performance or results of current sales and production, interest rates, foreign exchange rates, and the outcome of contingencies, such as acquisitions and/or legal proceedings and intellectual property issues.

Forward-looking statements are based on certain assumptions and expectations of future events that are subject to risks and uncertainties. Actual future results and trends may differ materially from historical results or those projected in any such forward-looking statements depending on a variety of factors, including, among other things, the factors discussed in this Registration Statement under ITEM #3, “Key Information, Risk Factors” and factors described in documents that we may furnish from time to time to the Securities and Exchange Commission. We undertake no obligation to update publicly or revise any forward-looking statements because of new information.

Measurement Conversion Information

Canada uses the metric measurement system. In this registration statement, metric measures are used with respect to ALDA’s products described herein. For ease of reference, the following conversion factors are provided to compare to the US measurement system:

Imperial Measure	Metric Unit	Imperial Measure	Metric Unit
1 mile	1.609 kilometres	2,204 pounds	1 tonne
1 yard	0.9144 metre	2,000 pounds/1 short ton	0.907 tonnes
1 acre	0.405 hectare	1 troy ounce	31.103 grams
1 US gallon	3.785 litres	1 imperial gallon	4.546 litres

PART I

ITEM 1. IDENTITY OF DIRECTORS SENIOR MANAGEMENT AND ADVISERS

1.A.1. Directors and senior management

Table No. 1 lists as of 02/28/2006 the names of the Directors of the Company.

	Table No. 1
	Directors

Name and Residential Address	Age	Date First Elected of Appointed

Terrance G. Owen	60	May 30, 2000
635 Columbia Street
New Westminster, BC Canada V3M 1A7

Peter Chen (1)	43	May 30, 2000
635 Columbia Street
New Westminster, BC Canada V3M 1A7

Eugene Hodgson (1)	49	October 12, 2004
1400 – 601 West Hastings Street
Vancouver, BC Canada V6B 5A6

Linda Allison (1)	59	June 30, 2003
3074 Spencer Place
West Vancouver, BC Canada V7V 3C9

Ronald Zokol	56	November 13, 2003
470 West Tower 555 West 12th Avenue
Vancouver, BC Canada V5Z 3X7

William F. McCoy	51	March 17, 2005
735 Thornapple Drive
Naperville, Ill. USA 60540

(1) Member of Audit Committee

1.A.2. Senior Management
Table No. 2 lists the names of the Senior Management of the Company. The Senior Management serves at the pleasure of the Board of Directors.

	Table No. 2
	Senior Management

Name and Position	Age	Date of First Appointment
Terrance Owen, President & CEO	60	May 30, 2000
Peter Chen, CFO and Secretary	43	May 30, 2000

Mr. Owen’s business functions, as President and CEO of the Company, include overall supervision of all officers and consultants, strategic planning and business development and operations and also include strategic planning, business development, operations, liaison with auditors-accountants-lawyers-regulatory authorities-financial community/ shareholders; preparation/payment/organization of the expenses/taxes/activities of the Company, and reporting to the Board of Directors.

Mr. Chen’s business functions, as CFO, include financial statement preparation, accounting, liaising with auditors-accountants-lawyers-regulatory authorities and preparation/payment/organization of the expenses/taxes/activities of the Company, and reporting to the Board of Directors

Mr. Chen’s business functions, as Corporate Secretary, include attending and be the secretary of all meetings of the Board, shareholders and committees of the Board and shall entering or causing to be entered in records kept for that purpose minutes of all proceedings thereat; gives or causes to be given, as and when instructed, all notices to shareholders, Directors, officers, auditors and members of committees of the Board; is the custodian of the stamp or mechanical device generally used for affixing the corporate seal of the Company and of all books, records and instruments belonging to the Company, except when some other officer or agent has been appointed for that purpose; and in the future can have such other powers and duties as the Board of the chief executive officer may specify. Mr. Chen may delegate all or part of his duties as Corporate Secretary to a nominee or to corporate counsel from time to time.

1.B. Legal Advisors

The legal advisors for the Company are Getz Prince Wells, Barristers & Solicitors, 1810 – 1111 West Georgia St. Vancouver, B.C. V6E 4M3 Phone 604-605-4293 Fax 604 685-9798. The Company has retained CD Farber Law Corp. to assist in drafting of this report on Form 20F but that firm does not provide other legal services to the Company.

The Company’s Bank is the Canadian Imperial Bank of Commerce. Its business address and telephone number are 554 6th Street, New Westminster, British Columbia Canada V3L 3B5 Tel: (604) 665-7925.

1.C. Auditors

The auditors for the Company are Berris Mangan, Chartered Accountants, of 1827 West 5th Avenue, Vancouver, British Columbia, Canada, V6J 1P5.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

No disclosure necessary.

ITEM 3. KEY INFORMATION

3.A.1. Selected Financial Data

The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in the Registration Statement.

The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future. The present policy of the Company is to retain all available funds for use in its operations and the expansion of its business.

Table No. 3 is derived from the financial statements of the Company, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP) and Canadian/USA.

Generally Accepted Auditing Standards (GAAS). All material numerical differences between Canadian GAAP and US GAAP, as applicable to the Company, are described in footnotes to the financial statements.

Table No. 3
Selected Financial Data
(CDN$ in 000, except per share data)

	Year	Year	Year	Year	Year
	Ended	Ended	Ended	Ended	Ended
	2005	2004	2003	2002	2001

CANADIAN GAAP

Revenue	239,271	111,363	0	0	0
Income (Loss) for the Period	(796,301)	(731,479)	(53,479)	(69,590)	(12,551)
Basic Income (Loss) Per Share	(0.06)	(0.08)	(0.02)	(0.03)	(0.01)
Dividends Per Share	0	0	0	0	0
Wtg. Avg. Shares (000)	13,663,856	9,027,179	2,407,502	2,277,845	1,176,475
Period-end Shares	15,784,404	12,784,404	2,451,475	2,376,475	1,176,475

Working Capital	138,548	415,167	49,304	163,991	50,008
Long-Term Debt	0	0	0	0	0
Capital Stock	1,856,285	1,607,620	279,309	258,059	92,500
Shareholders’ Equity (Deficit)	271,028	800,222	182,984	184,418	79,949
Total Assets	300,893	830,764	286,544	189,773	83,982

US GAAP
Net Loss	(796,301)	(731,479)	(53,479)	(69,590)	(12,551)
Loss Per Share	(0.06)	(0.08)	(0.02)	(0.03)	(0.01)
Shareholders’ Equity	271,028	800,222	182,984	184,418	79,949
Total Assets	300,893	830,764	286,544	189,773	83,982

3.A.3. Exchange Rates

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$). The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

Table No. 4 sets forth the exchange rates for the Canadian Dollar at the end of five most recent fiscal years ended June 30, 2005, the average rates for the period, and the range of high and low rates for the period. The data for each month during the most recent six months is also provided.

For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The table sets forth the number of US Dollars required under that formula to buy one Canadian Dollar. For example, where the number “0.8704” is quoted in the upper left hand number in the table, it means that it took on average in February 2006, 87.04 cents US to purchase one Canadian dollar. For all periods presented, the Canadian dollar has been worth less than one US dollar.

Table No. 4
U.S. Dollar/Canadian Dollar

Period	Average	Low	High	Close
March 2006 (not available)
February 2006	0.8704	0.8680	0.8725	0.8704
January 2006	0.8641	0.8605	0.8669	0.8645
December 2005	0.8613	0.8587	0.8633	0.8611
November 2005	0.8467	0.8437	0.8491	0.8468
October 2005	0.8492	0.8461	0.8520	0.8491
September 2005	0.8492	0.8461	0.8516	0.8493

Three Months Ended 09/30/2005	0.8278	0.8136	0.8516	0.8493
Three Months Ended 12/31/2005	0.8524	0.8437	0.8633	0.8611

Fiscal Year Ended 06/30/2005	0.8064	0.7462	0.8474	0.8403
Fiscal Year Ended 06/30/2004	0.7194	0.6329	0.7752	0.7752
Fiscal Year Ended 06/30/2003	0.6369	0.6211	0.6622	0.6239
Fiscal Year Ended 06/30/2002	0.6451	0.6250	0.6711	0.6289
Fiscal Year Ended 06/30/2001	0.6667	0.6410	0.6944	0.6667

3.B. Capitalization and Indebtedness

Table No. 5 sets forth the capitalization and indebtedness of the Company as of June 30, 2005. Subsequent to the June 30, 2005 period end, the Company has completed one private placement of securities which increased the number of outstanding shares by 3,916,000 common shares and increased the number of outstanding share purchase warrants by 3,916,000 share purchase warrants exercisable until December, 2006 at $0.10 per warrant.

No warrants have been exercised subsequent to the June 30, 2005 period end and no options have been exercised, granted or cancelled subsequent to the June 30, 2005 period end.

Table No. 5
Capitalization and Indebtedness

As of June 30, 2005

SHAREHOLDERS’ EQUITY
Common shares issued and outstanding	15,784,404
Share Capital	$1,856,285
Contributed Surplus	$78,143
Retained Earnings (deficit)	$(1,663,400)
Net Stockholders’ Equity	$271,028
TOTAL CAPITALIZATION

Stock Options Outstanding (2):	1,290,000
Warrants Outstanding (1):	9,220,500
Capital Leases:	None
Guaranteed Debt	None
Secured Debt:	None

(1) Of the 9,220,500 warrants outstanding, 6,000,000 were exercisable until November 13, 2005 (and have now expired) at an exercise price of $0.235 and 3,220,500 are exercisable until September 15, 2006 at an exercise price of $0.20.
(2) See Table 11 for exercise prices and terms of these options.

3.C. Reasons for the Offer and Use of Proceeds

No disclosure necessary.

3.D. Risk Factors

Risks pertaining to the Company:

The Company's limited operating history makes it difficult to evaluate the Company’s current business and forecast future results

The Company has only a limited operating history. This limited operating history leads the Company to believe that period-to-period comparisons of its operating results may not be meaningful and that the results for any particular period should not be relied upon as an indication of future performance.

The Company has no significant source of operating cash flow and failure to generate revenues in the future could cause the Company to go out of business

Based upon current plans, the Company expects to incur operating losses in future periods. This will happen because there are continuing expenses associated with the marketing and production of the company’s products. The Company may not be successful in generating revenues in the future. Failure to generate revenues could cause the Company to go out of business.

If the Company raises further funds through equity issuances, the price of its securities could decrease

Additional funds raised by the Company through the issuance of equity or convertible debt securities will cause the Company’s current stockholders to experience dilution and possibly lower the trading price of its shares. Such securities may grant rights, preferences or privileges senior to those of the Company’s common stockholders.

The Company could enter into debt obligations and not have the funds to repay these obligations

The Company does not have any contractual restrictions on its ability to incur debt and, accordingly, the Company could incur significant amounts of indebtedness to finance its operations. Any such indebtedness could contain covenants, which would restrict the Company’s operations. The Company might not be able to repay indebtedness. The Company does not plan on entering into any debt obligations in the next twelve months.

The Company has a history of generating limited revenues and the continuing failure to generate further revenues could cause the Company to cease operations

The Company has no history of pre-tax profit. The Company sustained operating losses for each of the fiscal years ended June 30, 2005, 2004 and 2003 of $796,301, $731,479 and $53,479 respectively. ALDA has sustained operating losses for its last audited year of operation being fiscal 2005 of $1,663,400. The continued operation of the Company will be dependent upon its ability to generate operating revenues and to procure additional financing. The Company may not be successful in generating revenues or raising capital in the future. Failure to generate revenues or raise capital could cause the Company to cease operations.

As the Company is a Canadian company it may be difficult for U.S. shareholders of the Company to effect service on the Company or to realize on judgments obtained in the United States

The Company is a Canadian corporation. A majority of its directors and officers are residents of Canada and a significant part of its assets are, or will be, located outside of the United States. As a result, it may be difficult for shareholders resident in the United States to effect service within the United States upon the Company, directors, officers or experts who are not residents of the United States, or to realize in the United States judgments of courts of the United States predicated upon civil liability of any of the Company, directors or officers under the United States federal securities laws. If a judgment is obtained in the U.S. courts based on civil liability provisions of the U.S. federal securities laws against the Company or its directors or officers, it will be difficult to enforce the judgment in the Canadian courts against the Company and any of the Company’s non-U.S. resident executive officers or directors. Accordingly, United States shareholders may be forced to bring actions against the Company and its respective directors and officers under Canadian law and in Canadian courts in order to enforce any claims that they may have against the Company or its directors and officers. Nevertheless, it may be difficult for United States shareholders to bring an original action in the Canadian courts to enforce liabilities based on the U.S. federal securities laws against the Company and any of the Company’s non-U.S. resident executive officers or directors.

The Company’s future performance is dependent on key personnel. The loss of the services of any of the Company’s executives or Board of Directors could have a material adverse effect on the Company

The Company’s performance is substantially dependent on the performance and continued efforts of the Company’s executives and its Board of Directors. The loss of the services of any of the Company’s executives or Board of Directors could have a material adverse effect on the Company business, results of operations and financial condition. The Company currently does not carry any key person insurance on any of executives of members of the board of directors.

The Company has not declared any dividends since its inception in 2000, and has no present intention of paying any cash dividends on its common stock in the foreseeable future

The Company has not declared any dividends since its inception in 2000, and has no present intention of paying any cash dividends on its common stock in the foreseeable future. The payment by the Company of dividends, if any, in the future, rests in the discretion of the Company's Board of Directors and will depend, among other things, upon the Company's earnings, its capital requirements and financial condition, as well as other relevant factors.

There is no assurance that the patent application filed for T36 or other products will be approved.

There is also no assurance that future patent applications will be successful. A lack of patent protection will significantly alter the competitive environment and possibly allow competitors to infringe on the technology of the company’s business.

There is no assurance that ALDA will be able to secure the funds needed for future development.

Many of the company’s products still require laboratory testing in order to obtain required regulatory approvals. A lack of funds will impair the ability of the company to complete such tests. A lack of funds will also impair the company’s ability to establish marketing and sales plans once the products have been approved for sale. If adequate financing is not available when required, the company may be required to delay, scale back or eliminate various activities and may be unable to continue in operation. The company may seek such additional financing through debt or equity offerings, but there can be no assurance that such financing will be available on terms acceptable to the company or at all. Any equity offering will result in dilution to the ownership interests of the company’s shareholders and may result in dilution to the value of such interests.

There is no assurance that research and development being conducted by the company to create new products will be successful.

The company is conducting research and development on new product but the outcomes of research and development are never certain. For example, there is no assurance that any new products will be developed or that any new products that do result will have a competitive advantage or market acceptance, will not be superseded by the new products of competitors, will not infringe on the patents of other companies or that other companies will not develop products that infringe on patents obtained by the company for its new products.

Limited brand awareness.

Market knowledge of the company’s name is limited. The company will need to devote considerable resources to educate new markets about the products the company offers. In establishing new markets, the company will be competing with companies that are potentially already entrenched in such markets or that may be better funded than the company.

The Company’s Business has limited sales and marketing experience.

The company’s business has limited experience in marketing and selling its products. The company will have to expend substantial funds to promote and develop the it’s products. The company’s success in this regard will depend on the quality of the it’s products and it’s ability to develop and implement an effective sales and marketing strategy. Failure to achieve these objectives will have a material adverse effect on the company and on its results of operations and financial condition.

Conflicts of interest.

The directors and officers of the company will not be devoting all of their time to the affairs of the company. The directors and officers of the company are directors and officers of other companies. The directors and officers of the company will be required by law to act in the best interests of the company. They will have the same obligations to the other companies in respect of which they act as directors and officers. Discharge by the directors and officers of their obligations to the company may result in a breach of their obligations to the other companies and, in certain circumstances, this could expose the company to liability to those companies. Similarly, discharge by the directors and officers of their obligations to the other companies could result in a breach of their obligation to act in the best interests of the company. Such conflicting legal obligations may expose the company to liability to others and impair its ability to achieve its business objectives.

Management of the Company can through their stock ownership in the Company influence all matters requiring approval by the Company’s stockholders

Management of the Company own collectively as of February 28, 2006, 3,076,761 shares being 15.62% of the Company's issued and outstanding shares of common stock. These stockholders, if acting together, will be able to significantly influence all matters requiring approval by the Company's stockholders, including the election of directors and the approval of mergers or other business combination transactions.

The value and transferability of the Company shares may be adversely impacted by the limited trading market for the Company’s common stock, the penny stock rules and futures share issuance. There is no market for the Company’s common stock in the United States.

No assurance can be given that a market for the Company’s common stock will be quoted on an exchange in the U.S. or on the NASD's Over the Counter Bulletin Board.

The sale or transfer of the Company common stock by shareholders in the United States may be subject to the so-called "penny stock rules."

Under Rule 15g-9 of the Exchange Act, a broker or dealer may not sell a "penny stock" (as defined in Rule 3a51-1) or effect the purchase of a penny stock by any person unless:

(a) such sale or purchase is exempt from Rule 15g-9;

(b) prior to the transaction the broker or dealer has (1) approved the person's account for transaction in penny stocks in accordance with Rule15g-9, and (2) received from the person a written agreement to the transaction setting forth the identity and quantity of the penny stock to be purchased; and

(c) the purchaser has been provided an appropriate disclosure statement as to penny stock investment.

The SEC adopted regulations that generally define a penny stock to be any equity security other than a security excluded from such definition by Rule 3a51-1. Such exemptions include, but are not limited to (1) an equity security issued by an issuer that has (i) net tangible assets of at least $2,000,000, if such issuer has been in continuous operations for at least three years, (ii) net tangible assets of at least $5,000,000, if such issuer has been in continuous operation for less than three years, or (iii) average revenue of at least $6,000,000 for the preceding three years; (2) except for purposes of Section 7(b) of the Exchange Act and Rule 419, any security that has a price of $5.00 or more; and (3) a security that is authorized or approved for authorization upon notice of issuance for quotation on the NASDAQ Stock Market, Inc.'s Automated Quotation System. It is likely that shares of the Company’s common stock, assuming a market were to develop in the US therefore, will be subject to the regulations on penny stocks; consequently, the market liquidity for the common stock may be adversely affected by such regulations limiting the ability of broker/dealers to sell the Company’s common stock and the ability of shareholders to sell their securities in the secondary market in the US.

Moreover, the Company shares may only be sold or transferred by the Company shareholders in those jurisdictions in the US in which an exemption for such "secondary trading" exists or in which the shares may have been registered.

Risks Pertaining to the Industry

Registration of products may not occur in a timely manner

Government agencies, such as the Environmental Protection Agency in the United States and Health Products and Food Branch in Canada, need to provide approvals of the company’s products. Such agencies can take from three to twelve months to give their approvals. Significant delays could lead to slower revenue growth than anticipated. In addition, regulatory delays can allow time for competitors to devise strategies to prevent market penetration. There is no assurance that government agencies will accept for registration any of the company’s products.

Risk of infringement.

The company is unaware of any infringement claims being made against the company or its products or processes except that Johnson Diversey, Inc. (“JDI”) has taken action against the Company for use of the trademark Viralex which JDI claimed infringed on their trademark, Virex. The action was settled by the Company agreeing to cease to use the name. The Company instead now uses the trademark “T36” for its products that is registered in both Canada and the US.

There can be no assurances that third parties will not assert infringement claims in the future or require the company to obtain a license for the intellectual property rights of such third parties. There can be no assurance that such a license, if required, will be available on reasonable terms or at all. If the company does not obtain such a license, it could encounter delays in the introduction of products or could find that the development, manufacture or sale of products requiring such a license could be prohibited.

Risk of earlier invention.

Since patent applications are maintained in secrecy for a period of time after filing, and since publication of discoveries in the scientific or patent literature often lags behind actual discoveries, the company cannot be certain that it was the first creator of inventions covered by pending patent applications, or that it was the first to file patent applications for such inventions. The company might have to participate in interference proceedings in the U.S. Patent and Trademark Office to determine priority of invention, at substantial cost. There can be no assurance that the company’s patents, if issued, would be held valid or enforceable by a court.

There may be limited ability to defend the patents if and when they are issued

Litigation among pharmaceutical companies can be intense and costly. The Company might not have the financial ability to defend its patents, if issued, against larger industry players. Litigation may be necessary to enforce patents issued or assigned to the company, or to determine the scope and validity of a third party's proprietary rights. Additionally, there can be no assurances that the company would prevail in any such action. An adverse outcome in litigation or in an interference or other proceeding in a court or patent office could subject the company to significant liabilities, require disputed rights to be licensed from other parties or require the company to cease using certain technology or products, any of which may have a material adverse effect on the company’s business.

The market for disinfectant products is competitive.

Competitors are already well established in the market for disinfectant products. The introduction of a new product into an existing market can be met with aggressive marketing, price cutting and distribution impediments by competitors. To obtain market share, the company’s business must penetrate a market with established competitors and to obtain sufficient recognition to be able to displace existing disinfectant products. Substantial funds will have to be spent on marketing and education. Competitors may be developing new technologies and new products that will offer significant improvements over existing products, including those offered by the company. There can be no assurance that others will not independently develop similar products, duplicate any of the Company’s products or, if patents are issued to the Company, design around such patents. There can be no assurance that a competitor's technology or product would be found to infringe such patents.

ITEM 4. INFORMATION ON THE COMPANY

4.A. History and Development of the company

The Company was incorporated by registration of its Memorandum and Articles under the BC Companies Act on May 30, 2000 under the name “Duft Biotech Capital Ltd.”

On November 26, 2003 the Company changed its name to ALDA Pharmaceuticals Corp. The Company is still a British Columbia, Canada company.

The head office of the Company is located at 635 Columbia Street, New Westminster, British Columbia, Canada, V3M 1A7. The Company’s telephone number is (604) 521-8300.

The contact person is: Mr. Terrance Owen, President and CEO or Mr. Peter Chen, CFO and Secretary.

The Company’s common stock has been listed for trading on the TSX-Venture Exchange since July, 2001.

ALDA is in the business of developing and marketing disinfectant products. On November 13, 2003, ALDA acquired the assets of ALDA Pharmaceuticals Inc. (“API”). API was a private British Columbia company, incorporated on February 16, 1996 which developed and marketed disinfectant products. The sole shareholder of API was, and is, Allen Shapiro, who is still employed in a consulting capacity by the Company as its Manager of Business Development.

The Company’s fiscal year ends June 30.

Financings

The Company has financed its operations since inception through funds raised in private placements of common shares:

Fiscal Year	Nature of Share Issuance	Number of Shares	Amount ($)

Fiscal 2001	Private Placement @ $0.085	1,176,475	$100,000.38

Fiscal 2002	Canadian Prospectus Offering (IPO) @$0.17	1,200,000	$204,000.00

Fiscal 2003	Broker’s Warrant Shares on Canadian	150,000	$25,500.00
	Prospectus Offering (IPO) @ $0.17

Fiscal 2004	Private Placement @ $0.15	346,666	$52,000.00
	Private Placement @ $0.20	6,200,000	$1,240,000

Fiscal 2005	Private Placement @ $0.10	3,000,000	$300,000

Fiscal 2006 (to date)	Private Placement @$0.05	3,916,000	$195,800

4.B. Business Overview

The Company was established in order to develop and commercialize disinfectant products. We have called the disinfectant “T36 Disinfectant”.

T36 Disinfectant is a mixture of Ethanol, O-phenyl phenol, Benzalkonium chloride and other ingredients (including lemon fragrance and water). All of these component chemicals are bio-degradable.

We are attempting to patent or secure proprietary protection for the specific combination of these products although the ingredients are all common chemical compounds.

During its first five years, Company’s primary focus has been on product development.

The Company’s first product, a surface disinfectant called “Viralex”, the product we now call T36 Disinfectant, was launched in September of 2001. It is being sold primarily to (i) “First Responder” organizations including ambulance, fire fighters and police forces in Canada; (ii) dental clinics; and (iii) beauty and hair care salons and spas.

In studies conducted by independent laboratories in Canada and the United States, T36 Disinfectant has demonstrated efficacy against more than 50 different bacteria, fungi and viruses.

-efficacy study conducted by British Columbia Research Inc. (University of British Columbia, Vancouver, Canada) under the supervision of Dr. Ernie Lee, dated February 10, 1997: concluded the T36 Disinfectant successfully killed the test organisms (Staphylococcus epidermis, Pseudomonas aeruginosa, Serratia marcesens, Mycobacterium tuberculosis, Herpes Simplex Virus-1 and Poliovirus-1) in compliance with test standards accepted by Health Canada’s Therapeutic Product Directorate;

-efficacy study conducted by Dr. Richard Stokes of the University of British Columbia in conjunction with the British Columbia Children’s Hospital, dated June 6, 1997: concluded that the T36 Disinfectant was efficacious as against Mycobacterium tuberculosis;
-efficacy tests completed September 17, 1997 against HIV at the St. Paul’s Hospital, John Ruedy Immunodeficiency Clinic (Vancouver, Canada) under the supervision of Dr. Brian Conway concluded that T36 was 100% efficacious on the HIV virus on contact and still had 100% efficacy at dilution of 1:43 (one part T36 to 43 parts water); and
-efficacy studies conducted by Viromed Biosafety Laboratories of Minneapolis, Minnesota, completed on February 23, 2000 concluded the T36 Disinfectant successfully killed the test organisms (Staphylococcus aureus, Pseumomonas aeruginosa, Salmonella choleraesuis, Human Immunodeficiency Virus Type I, Herpes simplex Virus Type 1, Trichophyton mentagrophytes and Poliovirus Type 1) in compliance with test standards accepted by the Environmental Protection Agency of the United States.

T36 Disinfectant acts against polio within 3 minutes and tuberculosis within 5 minutes. Polio and tuberculosis are benchmark micro-organisms because they are the most difficult to kill. Efficacy against polio and tuberculosis demonstrates a high level of disinfection capability. Toxicology studies conducted in the United States and Canada have also shown that T36 Disinfectant is safe to use and is non-corrosive and non-caustic (studies conducted by Products Safety Labs in labs in East Brunswick, New Jersey, USA and completed in November, 1999).

T36 Disinfectant’s Heath Canada Drug Identification Number or DIN is 02231344.

The Company is also in various stages of development of other product applications for the T36 Disinfectant including:

Plan Of Operations

Source of Funds for the remainder of Fiscal 2006 and for Fiscal 2007

The Company’s primary source of funds since incorporation has been and continues to be through the issuance of common shares although our sales revenues are rising.

  Disinfectant cleaner – This product has been recognized by Health Canada to kill bacteria, fungi and viruses within 10 minutes (compared to the 3-5 minute time for T36 Disinfectant) and has passed internal company toxicology and consumer testing. It is intended for use in hospitals, cruise lines, airlines and consumer applications that don’t require a product as fast acting as T36 Disinfectant and is more economical (cheaper) than T36 Disinfectant. The Health Canada DIN for this product is 02272989. The Company is developing a concentrated product it hopes to market in 2006 that has not yet received a DIN number.

  Hand Sanitizer: The Company’s recently released (February, 2006) hand sanitizer product is being marketed through its current distributors to existing customers. The Health Canada DIN for this product is 02247771. To date, there have been no significant sales of this product (approximately Cdn $500 to February 28, 2006.

  Anti-viral soap – The Company is developing an anti-viral, anti-bacterial soap based on the T36 Disinfectant product. No final product has been marketed to date, no Health Canada DIN has been applied for or received and no product release date has been set.

  Microbicide gel – This product has been formulated and needs to be tested for efficacy and toxicity. It is designed as a personal lubricant to prevent the transmission of sexually transmitted infections (“STI’s”). It is most likely that the a licensee or joint venture partner working in the area of STI prevention will be sought to undertake the testing and market development after the Company files a patent application.

  Anti-fungal hand sanitizer – This product provides efficacy against fungus and has entered the Health Canada registration process but no exact date can be given for its approval or product release.

  Personal Disinfectant and Disinfectant Wipes – a product designed for consumers in the general public, test marketing is expected to occur in March of 2006. No final product has been marketed to date, no Health Canada DIN has been applied for or received and no product release date has been set.

Plan of Operations

Source of Funds for the remainder of Fiscal 2006 and for Fiscal 2007

The Company's primary source of funds since incorporation has been and continues to be through the issuance of common shares although our sales revenues are rising.

As of February 28, 2006, the Company had a working deficit of approximately $105,000.

Use of Funds for Fiscal 2006/2007

For the 18 months ending June 30, 2007 (the end of Fiscal 2007) the Company estimates that it will require the following to fund planned operations:

General Office and Administrative Expenses:	$700,000
New Products Research and Development:	$100,000
US securities fees and expenses (related to Form 20F filing):	$ 20,000
Sales and Marketing:	$100,000
Patenting activities:	$ 30,000
Regulatory activities (1):	$150,000
New Product Sample Inventory / Production (2):	$ 20,000

Total:	$1,120,000

Less Anticipated Revenue:	$600,000

Additional Funds required:	$520,000

Working Capital (as of February 28, 2006):	$ 87,000

TOTAL ADDITIONAL FUNDS REQUIRED:	$433,000

(1)

Regulatory Activities refers to performance of toxicology, efficacy and other studies required to secure FDA, EPA and other regulatory approvals so that the Company can sell in markets outside of Canada and also refer to securing Health Canada Drug Identification Numbers / approvals for the Company’s new products.

(2)	New Product Sample Inventory / Production refers to the costs of producing samples for market / consumer testing of those products the Company is developing.

Anticipated Changes to Facilities/Employees

Management of the Company anticipates no changes to either its facilities or personnel / number of employees in the remainder of Fiscal 2006 and in Fiscal 2007.

As distribution and sales are done on a wholesale price basis, sales revenue changes do not result in changes in the number of personnel or the Company’s facilities.

As production is being performed on a contract basis with Norwood Packaging Ltd. (see Exhibit 4.B.) changes in product sales do not result in changes to the Company’s facilities or personnel.

United States vs. Foreign Sales/Assets

All of the Company’s assets are located in Canada.

All of the Company’s sales to date have been in Canada.

Material Effects of Government Regulations

At this time, our sales are primarily in Canada and, as a result, government regulations in Canada affect us most significantly. However, we hope to commence sales in the United States and China as well and, as a result, have also disclosed the effects of government regulations in these markets as they will likely affect us in the future:

Canada:

In Canada, our products must be registered with Health Canada, a federal government department responsible for the oversight of drugs and other products. T36 Disinfectant as a disinfectant, disinfectant cleaner and hand sanitizer have received approval from Health Canada, as evidenced by the Drug Identification Numbers given in Item 4(B) above, for sale in Canada.

T36 Disinfectant has a Drug Identification Number (“DIN”) issued by Health Canada.

Any production facilities must have an Establishment License that verifies its adherence to Good Manufacturing Practices as set out by a division of Health Canada. Norwood Packaging Ltd., which produces the Company’s products under contract (see Exhibit 4.B.) has an Establishment License.

T36 Disinfectant has also been approved in Canada by the Canadian Food Inspection Agency for use in “Registered Establishments” which include meat processing plants, restaurants, breweries, wineries and other commercial food processing establishments.

United States:

In the United States, our products must be registered with the Environmental Protection Agency (“EPA”) and the Food and Drug Administration (“FDA”).

The Company has entered into an agreement with Phigenics, LLC (see Exhibit 4.A. for details of the Company’s contract with Phigenics) where Phigenics will provide services to the Company in preparing EPA and FDA submissions to secure approval of T36 Disinfectant and, possibly, the Company’s future disinfectant cleaner and hand sanitizer products.

The Company cannot say when, or even if, submissions to the EPA and the FDA will be completed. The Company cannot predict the timing of FDA or EPA approval, if such approval can be obtained.

China:

In China, the Company must have its products tested for toxicology and efficacy at the Centers for Disease Control (“CDC”) in the People’s Republic of China. The CDC should not be confused with the CDC in Atlanta, Georgia, although both organizations share the same name.

Upon completion of testing at the CDC, products are registered for sale within China.

The Company has entered into an agreement with Fuzhou Xinmei Biotech Co. Ltd. which provides that, in exchange for licensing, distribution and production rights in China, Fuzhou agrees to make all efforts to register T36 Disinfectant for sale in China.

Fuzhou is obligated to register T36 Disinfectant in China within six (6) months of obtaining completed technical and study information from the Company which technical and study information they will forward to the CDC in China.

The Company provided a second set of samples to Fuzhou in January, 2006 and hopes that registration will be completed by the end of 2006.

The Company cannot guarantee that the Chinese government will approve the sale of T36 Disinfectant, or any other product and cannot say with certainty when approval might be obtained.

Malaysia:

The Company has a licensing and distribution agreement with Linns Corporation Sdn Bhd (see Exhibit 4.F.). On the Company’s behalf, Linns submitted its T36 Disinfectant to the National Pharmaceutical Control Bureau, Ministry of Health, Malaysia and received approval in January of 2005 to sell T36 Disinfectant in Malaysia.

However, because the T36 Disinfectant could be flammable, the Company needs approval from Malaysia’s Department of Fire & Rescue before T36 Disinfectant can be stored at Linn’s warehouse. This approval has not yet been obtained.

Seasonality
No disclosure necessary.

Dependency upon Patents/Licenses/Contracts/Processes

If we are able to further commercialize and increase sales for T36, we may be dependent, for future revenues and growth, on patent and trademark protection to protect our revenues and growth.

Patents:

We have a number of patents applications pending in the following jurisdictions:

Canada:
Canadian Patent Application number #2,495,938 filed on August 20, 2002.

European Union:
European Patent Office Application number #02754054.1 -2113 filed on August 20, 2002.

China:
Chinese Patent Office Patent Application #02829642.7 filed on August 20, 2002.

United States:
US Patent Office Patent Application #10/525,110 filed on August 20, 2002.

Malaysia:
No patent protection or intellectual property protection / trademarks have been sought by the Company in Malaysia.

None of these patents has yet been finally approved. The Company cannot estimate when, if at all, the patents will be approved

Trademarks:

We have successfully trademarked the trademark “T36” in Canada (April 22, 2004) and in the United States (November 2, 2004). The trademark in the United States is a Principal Register marks and not a foreign registry mark.

We have successfully trademarked the ALDA Pharmaceuticals logo in Canada (July 16, 2004) and in the United States (January 18, 2005) as a Principal Register mark.

Sources/Availability of Raw Materials and Production

T36 is comprised of Ethanol, O-phenyl phenol, Benzalkonium chloride and other ingredients (including lemon fragrance and water). All of these chemical raw materials are commonly produced in industrialized countries by a number of manufacturers and are generally considered safe to transport (although they have a low value to weight ratio which means it is likely cheaper to source raw materials from local producers instead of shipping raw materials from other markets).

As a result, we are not vulnerable to raw materials shortages or vulnerable to loss of access to supply from any one producer.

We have entered into a production contract with Norwood Packaging Ltd. (see Exhibit 4.B.) and anticipate entering into production contracts for each area in which we would market and sell the T36 Disinfectant or other products.

We do not have production facilities or anticipate leasing, building or acquiring production facilities.

Principal markets and Potential Product Markets

At this time, the Company’s sales have principally been to (i) “First Responder” organizations including ambulance, fire fighters and police forces in Canada; (ii) dental clinics; and (iii) beauty and hair care salons and spas. There are no reliable market estimates of the size of the disinfectant / disinfectant cleaner market in these segments.

The Company hopes to expand its product sales to hospital and related consumers in the near future.

The Company also hopes to expand its product sales to the United States and China. However, as detailed in Item 4B Material Effects of Government Regulation, the Company’s products must first receive regulatory approval in any new sales jurisdiction and obtaining this approval can be costly and time consuming.

There is no available estimate of the size of the Canadian market for disinfectant products or products similar to those of the Company. No estimates are available as well for the US or overseas markets.

“Disinfectant Products” are a very broad category of products and, where estimates are available of market size, appear to include many products dissimilar to those of the Company and also include consumer products (eg. widely marketed consumer brand name hand soaps). As well, particularly in the market niches where the Company’s sales have been to date (as described in (i) to (iii) above) there are a number of private company producers of disinfectant products whose sales figures are not public. No industry trade organization exists which can provide estimates of disinfectant sales, in product categories, in Canada or the United States.

Marketing, Distribution and Sales Channels

The Company does not directly market its products to end consumers.

The Company’s marketing and distribution / sales model is a simple one: it markets its products to wholesalers of similar products who then market the products to end consumers.

The wholesale industry for disinfectants, cleaners, cleaning and hospital supplies and similar consumer products is fragmented (that is, there are a large number of wholesalers). As a result, no competitor of the Company exercises significant control over distribution. However, the Company must convince each new wholesaler it targets first to carry its products, often in place of other existing products, and also to make the Company’s products available to the wholesaler’s customers.

The Company’s products and name are not immediately recognizable to end consumers and, as a result, wholesalers do have to make some effort to generate sales (compared to that which would be associated with a product familiar to end consumers).

This difficulty, which all new companies face in marketing their products, is probably the greatest challenge for the Company: how to get end consumers to recognize and request its products from wholesalers given the Company’s limited budget for incentives or advertising.

The Company markets it products to wholesalers through its two full-time sales and marketing representatives, trade shows and product promotional materials / flyers.

4.C. Organization structure

The company is not part of a group and has only one subsidiary, Sirona Therapeutics Corp., formerly ALDA Institute for Preventative Health Care Inc., a company incorporated in British Columbia.

On January 12, 2005 the Company transferred the rights to the therapeutic applications of its T36 Disinfectant to its wholly owned subsidiary, Sirona Therapeutics Corp. (“Sirona”). ALDA will retain ownership of the technologies and Sirona will undertake financing, patenting and registration of any therapeutic products developed and based on the T36 Disinfectant.

4.D. Property, Plant and Equipment

The Company has executive offices at 635 Columbia Street, New Westminister, British Columbia, V3M 1A7 which consist of 3,178 square feet. The Company leases its offices on a renewable one year lease basis at Cdn $2,845.00 per month (see Exhibit 4.D. for lease agreement).

The Company contracts out its manufacturing and has no present intention of leasing or acquiring manufacturing facilities (see Exhibit 4.B. for production contract with Norwood Packaging Ltd.).

Item 4A Unresolved Staff Comments

No disclosure necessary.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This discussion should be read in conjunction with the audited financial statements of the Company and related notes included therein.

5.A. Operating Results of ALDA

Overview

Over the course of the Company’s operating history, the Company has successfully secured the required government and regulatory approvals to market and sell its T36 Disinfectant products in Canada. This has resulted in sales as described in Results of Operations below and, to date, all of the Company’s sales have been in Canada.

Canada, however, while it is a developed industrial economy, is not a particularly large market relative to economies such as the United States or China.

To achieve profitability and greatly increase sales, the Company must first secure government and regulatory approval of its products in markets outside of Canada.

Although sales in Canada have grown over the Company’s operating history, the Company has not been successful in securing required government and regulatory approvals for the sales of its products outside of Canada. Each government or regulatory jurisdiction tends to require efficacy studies or safety studies of differing content or quality. The regulatory approval process to date has been costly both in terms of working capital and in terms of management time and attention.

Results of Operations

The Company has been actively marketing its T36 Disinfectant product since November 13, 2003 (the June 30, 2004 financial year). We have not presented previous financial periods here as the Company, prior to the June 30, 2004 financial year, was engaged primarily in research and development and not active operations for sales and marketing of products. As a result, its results of operations in those previous periods would be misleading or irrelevant to the discussion of results of operations in the last two financial years. The period ended June 30, 2004 represents only 7 months of sales vs. 12 months of sales in the year ended June 30, 2005 as a result of accounting beginning in November, 2003 when the acquisition of API was completed.

The Company’s sales, over the last two financial years, have increased. As well, its unit cost of sales has decreased, for the most part due to one time start up costs associated with beginning production in the 2004 period.

However, the Company is still operating overall with a significant loss from operations. This reflects, to a great extent, the costs associated with trying to register for sale its products in jurisdictions other than Canada and ongoing administrative and management costs.

To generate a net profit, the Company believes that it must register for sale its products in another major market, such as the United States or China or both, to achieve sales economies or achieve significant sales of its newer products such as the hand sanitizer and disinfectant cleaners.

Sales
For the year ended June 30, 2005, sales were $239,271 compared to $111,363 for the previous year (which was actually seven and a half months) ending June 30, 2004. Revenues from interest on bank deposits were $4,933 in the year ended June 30, 2003. The Company’s sales of T36 Disinfectant products have increased during this time period.

Cost of Sales
For the year ended June 30, 2005, cost of sales was $150,075 compared to $122,842 for the previous year ending June 30, 2004. The relatively high cost of sales in the year ending June 30, 2004 was due, in part, to one time costs associated with start up operations in production.

Gross Profit (Loss)
For the year ended June 30, 2005, gross profit was $89,196 as compared to a loss of $11,479 in the previous year ending June 30, 2004. As noted above with cost of sales, starting production of the Company’s T36 Disinfectant product and securing raw material inventory, warehousing space and other items contributed to the loss in the 2004 period.

Consulting / Management Services Fees
Consulting fees for the year ended June 30, 2005 were $210,561 as compared to $224,622 for the year ended June 30, 2004. The consulting fees primarily represent remuneration for management services provided to the Company by management services companies controlled by the Company’s President, Terrance Owen; its CFO, Peter Chen; and its Manager of Business Development, Allan Shapiro (see ITEM 7 under Related Party Transactions).

Advertising and Promotion
Advertising and promotion costs for the year ended June 30, 2005 were $27,685 compared to $26,456 for the year ended June 30, 2004. Costs in this category include advertising in selected trade journals, printing costs for brochures and other materials prepared for the purposes of promoting the Company’s T36 Disinfectant product.

Loss from Operations
The loss from operations was $553,028 for the year ended June 30, 2005 as compared to $548,062 for the year ended June 30, 2004. The losses were due, in large part, not to a loss on sales (see Gross Profit (Loss) above) but to the many costs incurred to establish a basis for further growth of the Company (costs associated with patenting the Company’s products, costs associated with attempting to secure US and foreign regulatory approval of the Company’s products and producing prototypes of products, such as disinfectant wipes, which contain the Company’s T36 Disinfectant or similar active ingredients).

5.B. Liquidity and capital resources

The Company had working capital of approximately $87,000 as of February 28, 2006. As described in ITEM 4.B. Plan of Operations, the Company believes that it requires $433,000 in additional working capital to complete its planned business activities over the 18 month period ending with the end of its Fiscal 2007 on June 30, 2007.

While the Company has (as described above in Results of Operations) experienced sales revenues growth, these revenues are not sufficient, at this time, to enable the Company to expand its activities in seeking regulatory approval in markets outside of Canada or to enable it to develop and market new products.

If it is unable to secure additional equity financing, the Company may not be able to continue as an operating business. The Company is operating at a loss and its sales revenues do not currently cover even its general and administrative expenses.

Critical Accounting Policies

Please refer to the Notes to the audited financial statements

Recent Accounting Pronouncements

a)	Stock-based compensation

Effective July 1, 2001, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants Accounting Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments ("CICA 3870"). The new recommendations were applied prospectively to all stock-based payments to employees and non-employees granted on or after July 1, 2001.

Under CICA 3870, prior to July 1, 2003, the Company was not required to record compensation expense for stock-based compensation awards granted to employees, except for employee awards that were direct awards of stock, called for settlement in cash or other assets, or were stock appreciation rights that called for settlement by the issuance of equity instruments. Consequently the adoption of the standard had no impact on the figures presented other than the pro forma disclosure contained in Note 8(d).

During the year ended June 30, 2004, CICA 3870 was amended to require the use of the fair value-based method to account for stock options granted to employees. In accordance with the revised recommendations, the Company has prospectively applied the fair value-based method to all stock options granted to employees on or after July 1, 2003, whereby compensation cost is measured at fair value at the date of grant and is expensed over the vesting period.

b)	Impairment of long-lived assets

Effective July 1, 2003, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants Handbook Section 3063, Impairment of long-lived assets. The new recommendations were applied prospectively to all long-lived assets held for use by the Company after July 1, 2003.

5.C. Research and development, patents and licenses etc.

The Company expects to spend approximately $100,000 on research and development of its products in the remainder of Fiscal 2006 and in Fiscal 2007 in total.

Some of these funds will, it is anticipated, by expended in preparing submissions to the FDA and the EPA under the Phigenics, LLC contract (see Exhibit 4.A.) which provides that Phigenics will seek FDA and EPA approval of the Company’s products.

Because it is impossible to predict if the EPA or FDA will request further studies or reviews of the Company’s products, or what cost such studies or reviews would incur, it is not possible to say if this budget will suffice to allow Phigenics to complete submissions on the Company’s behalf.

The Company does not presently have the working capital to fund its Research and Development expenditures described above.

5.D. Trend information

There are no market or other trends, other than as disclosed below, which the Company believes materially affect its business prospects.

The Company’s existing customers and the general public are becoming more aware of disinfectant products. The continuing spread of antibiotic resistant bacteria is contributing to this awareness and a perception that there is a growing need or demand for products similar to those the Company produces.

This has resulted in growth in the market for disinfectant products, in particular consumer products which provide antibacterial soaps and lotions. No reliable quantification of the growth these product sales have experienced is available and no growth or future growth can be reliably predicted.

The Company does believe that the demand for its T36 Disinfectant product, or at least for similar products, will increase.

5.E. Off-balance sheet arrangements

The Company does not have any off-balance sheet arrangements.

5.F. Tabular disclosure of contractual obligations

The Company does not have any long-term debt obligations, capital (finance) lease obligations, operating lease obligations, purchase obligations or other long-term liabilities reflected on the Company’s balance sheet.

5.G. Safe Harbor

This Registration Statement on Form 20-F contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, principally in ITEM #4, “Information on the Company” and ITEM #5. These statements may be identified by the use of words like “plan,” “expect,” “aim,” “believe,” “project,” “anticipate,” “intend,” “estimate,” “will,” “should,” “could” and similar expressions in connection with any discussion, expectation, or projection of future operating or financial performance, events or trends. In particular, these include statements about the Company’s strategy for growth, future performance or results of current sales and production, interest rates, foreign exchange rates, and the outcome of contingencies, such as acquisitions and/or legal proceedings and intellectual property issues.

Forward-looking statements are based on certain assumptions and expectations of future events that are subject to risks and uncertainties. Actual future results and trends may differ materially from historical results or those projected in any such forward-looking statements depending on a variety of factors, including, among other things, the factors discussed in this Registration Statement under ITEM #3, “Key Information, Risk Factors” and factors described in documents that we may furnish from time to time to the Securities and Exchange Commission. We undertake no obligation to update publicly or revise any forward-looking statements because of new information.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth certain information as of June 30, 2005 about the Company’s current directors and senior management. There have been no subsequent changes to the Company’s current directors and senior management:

Table No. 6: Directors and Senior Management:

Name	Age	Position	Other Reporting Companies in Canada or the United States
			Company	Position
Terrance Owen	60	President, CEO and Director	None	n/a
Peter Chen	43	Secretary, CFO and Director	None	n/a
Eugene Hodgson	49	Director	Sea Breeze Power Corp.	Officer
Linda Allison	59	Director	None	n/a
Ronald Zokol	56	Director	None	n/a
William McCoy	51	Director	None	n/a

Terrance Owen – President, CEO and Director

President & Chief Executive Officer of Duft Biotech since May 2000; President of Helix Biotech ULC, a laboratory providing DNA testing services for paternity, immigration and forensic cases, from December 1980 to April 2002; President of Helix BioPharma Corp., a biopharmaceutical company focused on drug delivery, drug discovery, drug development, drug distribution and drug licensing, from July 1995 to June 1998.

Peter Chen – Secretary, CFO and Director

Self-employed financial consultant since 1994; financial consultant with Whitaker Consulting Ltd., an internet consultant group involved in web design and generating internet traffic to client sites, from February 2000 to August 2001; President of CME Managing Consultants Inc., a consulting firm offering financial analysis and due diligence services to the mining industry, from January 1997 to January 2000; Financial Officer of CME Consulting Ltd. from February 1994 to January 2000.

Eugene Hodgson - Director

Mr. Hodgson is the President of Seeds Capital Inc., and E.A. Hodgson and Associates. He currently serves as both CFO and Director of Sea Breeze Power Inc. and is a Director and co-founder of the “Families for School Seismic Safety” in B.C.. Mr. Hodgson is a former Director of the Vancouver Board of Trade and Treasurer of the Liberal Party of Canada (for B.C.)

Linda Allison - Director

President of Snowdon & Associates Management Consultants Ltd., a management consulting company that has provided professional services to pharmaceutical, biotechnology, medical device and high technology companies, since 1984; President, CEO & a director of MDX Medical Inc., a biomedical company that develops medical imaging technologies for the improved diagnosis and treatment of cancer, from 2003 to 2004; President, CEO & a director of Genesis Bioventures Inc., a biomedical holding company that invested in companies developing novel diagnostics and therapeutics in the areas of cancer and neurological disorders, from August 2000 to February 2001.

Ron Zokol - Director

Dr. Zokol graduated from the Faculty of Dentistry at the University of British Columbia in 1974 and has been practicing dentistry for the last 26 years. He is the director of the Pacific Institute for Implant Dentistry and a Diplomat of the American Board of Oral Implantology, lecturing internationally in the fields of implant surgery and prosthodontics. In 1986, Dr. Zokol was elected President of the Vancouver and District Dental Society. Currently he also teaches advanced reconstructive dentistry.

Dr.William McCoy – Director

Dr. McCoy is Chief Technology Officer for Phigenics, LLC, a life sciences technology company based in Chicago, Illinois. He serves on the World Health Organization (WHO) committee. Dr. McCoy received the Intellectual Property Law Association “2001 Inventor of the Year” award and has commissioned to write a book for The International Water Association.

The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.

The Senior Management serves at the pleasure of the Board of Directors.

No Director and/or Senior Management had been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a Director and/or Senior Management, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct/practice/employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.

There are no family relationships between any two or more Directors or Senior Management.

There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a Director or member of senior management.

6.B. Compensation

Cash Compensation
Total compensation accrued and/or paid (directly and/or indirectly) to all Directors/Senior Management during the year ended 06/30/2005 is detailed in Table No. 7 below:

Table No. 7
Annual Compensation of Senior Management

Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compen- sation ($)
		Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Awards		Payouts
					Securities Under Option/ SAR's Granted (#)	Shares/ Units Subject to Resale Restrictions ($)	LTIP Pay- outs ($)
Terrance G. Owen, Chief Executive Officer (1)	2005 2004 2003	Nil Nil Nil	Nil Nil Nil	$70,000 $75,000 Nil	Nil 32,363 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Peter Chen, Chief Financial Officer (2)	2005 2004 2003	Nil Nil Nil	Nil Nil Nil	$64,000 $58,000 Nil	Nil 120,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1)	Consulting/management fees (“other annual compensation” of $70,000 and $75,000) were paid to a management consulting company owned by Terrance Owen;
(2)	Consulting/management fees (“other annual compensation of $64,000 and $58,000) were paid to a management consulting company owned by Peter Chen.

Table No. 8
Stock Option Grants to directors and officers in Fiscal 2005 Ended 06/30/2005 and Fiscal 2006 thru 02/28/2006

Name	Number of	% Of Total	Exercise Price per	Grant Date	Expiration Date	Mkt. Value of
	Options	Options	Share			Securities
	Granted	Granted on				Underlying
						Options on Date
						of Grant

William McCoy	20,000	3.7%	$0.20	02/28/2005	02/28/2007	$4,000.00

William McCoy	80,000	14.90%	$0.20	04/04/2005	04/04/2007	$16,000.00

Eugene Hodgson	100,000	18.3%	$0.20	12/22/2005	12/21/2007	$8,000.00

The following table gives certain information concerning stock option exercises during Fiscal 2004 by our Senior Management and Directors. It also gives information concerning stock option values.

Table No. 9
Aggregated Stock Options Exercises in Fiscal 2005
Fiscal Year-end Unexercised Stock Options
Fiscal Yearend Stock Option Values
Senior Management/Directors

Name	Number of Shares	Aggregate Value	Value of Unexercised In-the-Money
	Acquired on	Realized (2)	Options at Fiscal Year-End
	Exercise (1)		Exercisable/Unexercisable (3)
Terry Owen	0	0	0
William McCoy	0	0	0
Peter Chen	0	0	0
Ron Zokol	0	0	0
Linda Allison	0	0	0
Allen Shapiro	0	0	0
Eugene Hodgson	0	0	0

(1)	No stock options were exercised during Fiscal 2005.
(2)	As no stock options were exercised, no aggregate value was realized from their exercise.
(3)

The market value of the Company’s shares was below the exercise price of issued and outstanding options as at the end of Fiscal 2005. As a result, there was a 0 value to the value of options held by directors and officers and no options were “In-the-Money” at Fiscal Year End.

______________________________________________________________________________

Director Compensation. The Company had no formal plan for compensating its Directors for their service in their capacity as Directors. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors. The Board of Directors may award special remuneration to any Director undertaking any special services on behalf of the Company other than services ordinarily required of a Director. Other than indicated below no Director received any compensation for his services as a Director, including committee participation and/or special assignments.

Stock Options. The Company may grant stock options to Directors, Senior Management and employees. 300,000 stock options were granted and none were exercised during Fiscal 2005 and during Fiscal 2006 thru 02/28/2006. Refer to ITEM #6.E., "Share Ownership" and Table No. 8 for information about stock option grants. Table 8 excludes 100,000 share purchase options granted to Aaron Genereaux, a non-officer and non-director employee, which were granted on August 1, 2004 at an exercise price of $0.20 and have a term of 2 years.

Change of Control Remuneration. The Company had no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Company in Fiscal 2005 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$60,000 per Senior Management.

Other Compensation. No Senior Management/Director received “other compensation” in excess of the lesser of US$25,000 or 10% of such officer's cash compensation, and all Senior Management/Directors as a group did not receive other compensation which exceeded US$25,000 times the number of persons in the group or 10% of the compensation.

Bonus/Profit Sharing/Non-Cash Compensation. Except for the stock option program discussed in ITEM #6.E., the Company had no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Company's Directors or Senior Management.

Pension/Retirement Benefits. No funds were set aside or accrued by the Company during Fiscal 2005 to provide pension, retirement or similar benefits for Directors or Senior Management.

6.C. Board Practices

6.C.1. Terms of Office. Refer to ITEM 6.A.1.

6.C.2. Directors’ Service Contracts. --- No Disclosure Necessary ---

6.C.3. Board of Director Committees.
The Company has an Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company’s audits, the Company’s internal accounting controls, and the professional services furnished by the independent auditors to the Company. The current members of the Audit Committee are:Peter Chen (the Company’s CFO), Eugene Hodgson (non-management Director) and Linda Allison (non-management Director). The Audit Committee met four times during the year ended 06/30/2005 to discuss and approve the Company’s audited and quarterly financial statements. The Audit Committee also met subsequent to the Company’s last Annual General Meeting of shareholders.

6.D. Employees

As of 06/30/2005 and as of the date of filing of this Registration Statement, the Company had 2 full-time sales and marketing employees, one full-time general administrative employee and three persons (its President, Terry Owen and its CFO, Peter Chen as well as Dr. Allan Shapiro, who conducts product research) employed full-time. The Company does not have any part-time employees.

The Company has no plans to increase its numbers of employees unless sales revenues increase and permit hirings.

6.E. Share Ownership
Table No. 10 lists, as of 02/28/2006, Directors and Senior Management who beneficially own the Company's voting securities, consisting solely of common shares, and the amount of the Company's voting securities owned by the Directors and Senior Management as a group.

Table No. 10
Shareholdings of Directors and Senior Management
Shareholdings of 5% Shareholders

______________________________________________________________________________

Title of	Amount and Nature of
Class	Beneficial Ownership	Percent of
Name of Beneficial Owner		Class (3)

Common Terrance Owen (1)	1,056,000	5.36%
Common Linda Allison	600,000	3.04%
Common Allan Shapiro (2)	1,641,688	8.33%
Common Peter Chen (4)	113,325	0.57%
Common Eugene Hodgson	0	0.00%
Common Ronald Zokol	205,748	1.31%
Common William McCoy	0	0.00%
Total Directors/Management 5% Holders	3,076,761	15.62%

(1)	includes 24,000 shares owned by Patricia Genereaux, the spouse of Terrance Owen
(2)	includes 828,175 shares held by 513947 BC Ltd., a company owned by Allan Shapiro and 107,973 shares registered in the name of Margaret Shapiro, the spouse of Allan Shapiro
(3)	based on 19,700,404 outstanding as of 02/28/2006
(4)	includes

Stock Options. The terms of incentive options grantable by the Company are done in accordance with the rules and policies of the TSX Venture Exchange and the British Columbia Securities Commission, including the number of common shares under option, the exercise price and expiry date of such options, and any amendments thereto. The

Company adopted a formal written stock option plan (the "Plan") on December 13, 2005. (A copy of the Company’s Stock Option Plan is included with this document as Exhibit 4.E.)

Such “terms and conditions”, including the pricing of the options, expiry and the eligibility of personnel for such stock options; and are described below.

The principal purposes of the Company’s stock option program are to (a) assist the company in attracting, retaining, and motivating directors, officers and employees of the Company and, (b) to closely align the personal interests of such directors, officers and employees with the interests of the Company and its shareholders.

The Plan provides that stock options may be granted to service providers for the Company. The term “service providers” means (a) any full or part-time employee or Officer, or insider of the Company or any of its subsidiaries; (b) any other person employed by a company or individual providing management services to the Company; (c) any other person or company engaged to provide ongoing consulting services for the Company or any entity controlled by the Company or (d) any individual engaged to provide services that promote the purchase or sale of the issued securities (any person in (a), (b), (c) or (d) hereinafter referred to as an “Eligible Person”); and (e) any registered retirement savings plan established by such Eligible Person, or any corporation controlled by such Eligible Person, the issued and outstanding voting shares of which are, and will continue to be, beneficially owned, directly or indirectly, by such Eligible Person and/or spouse, children and/or grandchildren of such Eligible Person. For stock options to Employees, Consultants or Management Company Employees, the Company must represent that the optionee is a bona fide Employee, Consultant or Management Company Employee as the case may be. The terms “insider” “Controlled” and “subsidiary” shall have the meanings ascribed thereto in the Securities Act (Ontario) from time to time. Subject to the foregoing, the board of directors or Committee, as applicable, shall have full and final authority to determine the persons who are to be granted options under the Plan and the number of shares subject to each option.

The Plan shall be administered by the board of directors of the Company or a committee established by the board of directors for that purpose. Subject to approval of the granting of options by the board of directors or Committee, as applicable, the Company shall grant options under the Plan.

The Plan provides that the aggregate number of shares of the Company, which may be issued and sold under the Plan, will not exceed 10% of the issued shares of the Company. The Company shall not, upon the exercise of any option, be required to issue or deliver any shares prior to (a) the admission of such shares to listing on any stock exchange on which the Company’s shares may them be listed, and (b) the completion of such registration or other qualification of such shares under any law, rules or regulation as the Company shall determine to be necessary or advisable. If any shares cannot be issued to any optionee for whatever reason, the obligation of the Company to issue such shares shall terminate and any option exercise price paid to the Company shall be returned to the optionee.

If a stock option expires or otherwise terminates for any reason without having been exercised in full, the number of common shares reserved for issuance under that expired or terminated stock option shall again be available for the purposes of the Plan. Any stock option outstanding when the Plan is terminated will remain in effect until it is exercised or it expires. The Plan provides that it is solely within the discretion of the Board to determine who should receive stock options and in what amounts, subject to the following conditions:

(a)	options will be non-assignable and non-transferable except that they will be exercisable by the personal representative of the option holder in the event of the option holder’s death;
(b)	options may be exercisable for a maximum of five years from grant date;
(c)	options to acquire no more than 5% of the issued shares of the Company may be granted to any one individual in any 12-month period;
(d)	options to acquire no more than 2% of the issued shares of the Company may be granted to any one consultant in any 12-month period;
(e)

options to acquire no more than an aggregate of 2% of the issued shares of the Company may be granted to an employee conducting investor relations activities (as defined in TSX Venture Exchange Policy 1.1), in any 12 month period;

(f)	options to acquire no more than 10% of the issued shares of the Company may be granted to any insiders in any 12- month period;

(g)

options held by an option holder who is a director, employee, consultant or management company employee must expire within 90 days after the option holder ceases to be a director, employee, consultant or management company employee;

(h)

options held by an option holder who is engaged in investor relations activities must expire within 30 days after the option holder ceases to be employed by the Company to provide investor relations activities; and

(i)

in the event of an option holder’s death, the option holder’s personal representative may exercise any portion of the option holder’s vested outstanding options for a period of one year following the option holder’s death.

The Plan provides that other terms and conditions may be attached to a particular stock option, such terms and conditions to be referred to in a schedule attached to the option certificate. Stock options granted to directors, senior officers, employees or consultants will vest when granted unless otherwise determined by the Board on a case by case basis, other than stock options granted to consultants performing investor relations activities, which will vest in stages over 12 months with no more than one-fourth of the options vesting in any three month period.

The price at which an option holder may purchase a common share upon the exercise of a stock option will be as set forth in the option certificate issued in respect of such option and in any event will not be less than the discounted market price of the Company’s common shares as of the date of the grant of the stock option (the “Award Date”). The market price of the Company’s common shares for a particular Award Date will typically be the closing trading price of the Company’s common shares on the day immediately preceding the Award Date, or otherwise in accordance with the terms of the Plan. Where there is no such closing price or trade on the prior trading day “market price” shall mean the average of the most recent bid and ask of the shares of the Company on any stock exchange on which the shares are listed or dealing network on which the shares of the Company trade.

In no case will a stock option be exercisable at a price less than the minimum prescribed by each of the organized trading facilities or the applicable regulatory authorities that would apply to the award of the stock option in question.

Common shares will not be issued pursuant to stock options granted under the Plan until they have been fully paid for by the option holder. The Company will not provide financial assistance or loans to option holders to assist them in exercising their stock options.

The names and titles of the Directors/Executive Officers/Employees of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in Table No. 11 as of 02/28/2006, as well as the number of options granted to them. There are no other outstanding stock options.

Table No. 11
Stock Options Outstanding

Name	Number of	Exercise Price per	Grant Date	Expiration Date
	Options Granted	Share
Terrance Owen	117,647	$0.17	08/02/2001	07/31/2006
Peter Chen	30,000	$0.17	08/02/2001	07/31/2006
Bruce Schmidt	90,000	$0.17	08/02/2001	07/31/2006
Aaron Genereaux	100,000	$0.20	08/01/2004	08/01/2006
Eugene Hodgson	100,000	$0.20	12/22/2004	12/22/2006
William F. McCoy	20,000	$0.20	02/28/2005	02/28/2007
William F. McCoy	80,000	$0.20	04/04/2005	04/04/2007
Total	537,647
Total Consultants	0
Total Outstanding	537,647

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

As of June 30, 2005 to the best of the Company’s knowledge, the following parties have ownership of 5% or greater of the Company’s common shares, all of which have the same voting rights attached thereto as all other common shares of the Company:

Name	Number of Common Shares Held	Percentage of Common Shares Held (calculated as a percentage of issued and outstanding on February 28, 2006)
Terry Owen (1)	1,056,000	5.36%
Allan Shapiro (2)	1,641,688	8.33%

Notes

(1)	Shares held by Terry Owen include 24,000 registered in the name of his spouse, Patricia Genereaux

(2)

Allan Shapiro is the owner of 513947 BC Ltd., which owns 828,715 shares and his spouse, Margaret Shapiro, is the registered owner of 107,973 shares. The shares owned by both have been included in Allan Shapiro’s number of common shares held

Other than as disclosed above the Company is not aware of any other company, any foreign government or any other person, jointly or severally, that directly or indirectly controls the Company. The Company is not aware of any arrangements the operation of which may at a future date result in a change in control of the Company.

7.A.1.a. Holdings By Major Shareholders.
Refer to ITEM #6.E and Table No. 10.

7.A.1.b. Significant Changes in Major Shareholders’ Holdings.
---No Disclosure Required---

7.A.1.c. Different Voting Rights. The Company’s major shareholders do not have different voting rights.

7.A.2. Canadian Share Ownership.
On 02/28/2006, the Company’s shareholders’ list showed 19,700,404 common shares outstanding and 51 registered shareholders. The Company has researched the indirect holding by depository institutions and other financial institutions estimates that there are: 50 holders of record resident in Canada, holding 19,685,055 common shares; 0 holders of record resident in the USA, holding 0 common shares; and, 1 holder of record resident elsewhere holding 15,439 common shares.

7.A.3. Control of the Company The Company is a publicly owned Canadian corporation, the shares of which are owned primarily Canadian residents and other foreign residents. The Company is not controlled by any foreign government or other person(s) except as described in ITEM #4.A., “History and Growth of the Company”, and ITEM #6.E., “Share Ownership”.

7.A.4. Change of Control of Company Arrangements
---No Disclosure Necessary---

7.B. Related Party Transactions

During the 2005 year, the Company incurred consulting fees of $134,000 (2004: $133,001; 2003: $12,000) to companies controlled by Peter Chen and Terry Owen. The fees were for management services rendered to the Company.

During the 2005 year, the Company incurred premises rent of $25,265 (2004: $21,562; 2003: 18,412) to Duft Enterprises Corp., which is a company owned by Terry Owen, Director and President of the Company.

During the 2005 year, the Company incurred consulting fees of $70,000 (2004: $75,000; 2003: $nil) to Allen Shapiro, a major shareholder and senior officer / manager of the Company. Mr. Shapiro was also the vendor of assets to the Company as described in ITEM 4.A regarding his company “API”.

During the 2004 year, the Company incurred interest expense of $836 to a company controlled by a director in respect to a loan advanced by that company.

Other than as disclosed above, there were no related party transactions of the Company for the previous three fiscal years.

Accounting Fees
The Company paid accounting fees of $14,500 and $23,100 to Berris Mangan, Chartered Accountants during the years ended 06/30/2004 and 06/30/2005, respectively.

Indirect Payments
---No Disclosure Required---

Shareholder Loans
---No Disclosure Required---

Amounts Owing to Senior Management/Directors

There is no money owing to members of senior management of members of the Board of Directors.

There have been no transactions since 06/30/2005, or proposed transactions, which have materially affected or will materially affect the Company in which any director, executive officer, or beneficial holder of more than 5% of the outstanding common shares, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.

7.C. Interests of Experts and Counsel
 ---No Disclosure Required---

ITEM 8. FINANCIAL INFORMATION

8.A. Consolidated Statements and Other Financial Information
The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Registration Statement. The audit reports of Berris Mangan, Chartered Accountants (formerly BME & Partners, Chartered Accountants), are included herein immediately preceding the financial statements.

Audited Financial Statements:
Fiscal 2005/2004/2003 Ended June 30, 2005

8.A.7. Legal/Arbitration Proceedings

The Directors and the management of the Company do not know of any material, active or pending, legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation, other than as described below:

The Company is the plaintiff in an action for defamation filed in the Vancouver Court Registry of the Province of British Columbia on June 25, 2004. The Action Number for the action is No. S043563. The defendants in this action are Virox Technologies Inc. and one of its principals, Randy Pilon. No trial date has been set for this action as of yet. The Company has filed an offer for settlement for Cdn $10,000 plus costs which is outstanding.

The Company was the defendant in one action over its use of the trademark “Viralex” for its T36 product. The action was dismissed by consent of the parties in May of 2005. The action number for this action was Canadian Federal Court Trial Division File No. p-484-03.

The Directors and the management of the Company know of no active or pending proceedings against anyone that might materially adversely affect an interest of the Company.

8.B. Significant Changes

----No Disclosure Required----

ITEM 9. THE OFFER AND LISTING

9.A. Common Share Trading Information

The Company's common shares trade on the TSX Venture Exchange in Toronto, Ontario, Canada, under the symbol "APH". The Company applied for listing on the TSX Venture Exchange and began trading on the TSX Venture Exchange on July 31, 2001 under its former name, Duft Biotech Capital Ltd. and under its former symbol, DUF.

Table No. 12 lists the high, low and closing sales prices on the TSX Venture Exchange for the last six months, last ten fiscal quarters, and last five fiscal years.

_____________________________________________________________________________

Table No. 12
TSX Venture Exchange
And TSX Toronto Stock Exchange (TSE)
Common Shares Trading Activity
- Sales -
Canadian Dollars

Period	High	Low

Month ended 02/28/06	0.105	0.08
Month Ended 01/31/06	0.10	0.06
Month Ended 12/31/05	0.08	0.06
Month Ended 11/30/05	0.085	0.055
Month Ended 10/31/05	0.09	0.065
Month Ended 09/30/05	0.095	0.06

Fiscal Year Ended 06/30/2005	0.18	0.06
Fiscal Year Ended 06/30/2004	0.15	0.24
Fiscal Year Ended 06/30/2003	0.27	0.15
Fiscal Year Ended 06/30/2002	0.60	0.19
Fiscal Year Ended 06/30/2001	-----	------

Fiscal Quarter Ended 12/31/2005	0.095	0.055
Fiscal Quarter Ended 09/30/2005	0.095	0.04
Fiscal Quarter Ended 06/30/2005	0.115	0.06
Fiscal Quarter Ended 03/30/2005	0.14	0.09
Fiscal Quarter Ended 12/31/2004	0.13	0.08
Fiscal Quarter Ended 09/30/2004	0.18	0.08
Fiscal Quarter Ended 06/30/2004	0.22	0.15
Fiscal Quarter Ended 03/30/2004	0.23	0.16
Fiscal Quarter Ended 12/31/2003	0.21	0.17
Fiscal Quarter Ended 09/30/2003	0.18	0.235

_____________________________________________________________________________

9.A.5. Common Share Description

Registrar/Common Shares Outstanding/Shareholders

The authorized capital of ALDA consists of one class of shares: 100,000,000 common shares. There are no Indentures or Agreements limiting the payment of dividends and there are no conversion rights, special liquidation rights, pre-emptive rights or subscription rights.

Pacific Corporate Trust Company of Canada, a wholly owned division of Computershare Trust Company of Canada (located at 510 Burrard Street, Vancouver, British Columbia Canada V5K 1A1) is the registrar and transfer agent for the common shares.

Stock Options

Refer to ITEM 6.E., Table No. 9 (Aggregate Option Exercises) and Table No. 11 (Stock Options Outstanding) for additional information regarding the Company’s stock options.

Table No. 13 lists, as of 02/28/2006, share purchase warrants (options to purchase common shares) outstanding, the date the share purchase warrants were issued, the exercise price, and the expiration date of the share purchase warrants. These warrants were issued in conjunction with private placements of the Company’s securities and all holders of the Company’s warrants are resident in Canada.

Table No. 13
Share Purchase Warrants Outstanding (2)

______________________________________________________________________________

Effective	Number of	Number of Share	Exercise	Expiration Date of
Date of	Share	Purchase	Price	Share Purchase
Issuance	Purchase	Warrants Still		Warrants
	Warrants	Outstanding
	Originally
	Issued

March 15, 2005	3,220,500	3,220,500	$0.20	September 15, 2006

December 21, 2005	3,916,000	3,916,000	$0.10	December 21, 2006
_____________________________________________________________________________

(1)	Issued pursuant to a private placement which closed in December of 2005
(2)

A total of 6,000,000 warrants exercisable at $0.235 were outstanding as of the last financial year end, June 30, 2005, but these warrants expired on November 13, 2005 and have not been included in the table (although they are included in the attached June 30, 2005 financial statements)

9.A.6. Differing Rights
---No Disclosure Necessary---

9.A.7.a. Subscription Warrants/Right
---No Disclosure Necessary---

9.A.7.b. Convertible Securities/Warrants
---No Disclosure Necessary---

9.C. Stock Exchanges Identified

The common shares trade on the TSX Venture Exchange headquartered in Toronto, Ontario. Refer to ITEM #9.A.4 for trading information and history.

ITEM 10. ADDITIONAL INFORMATION

10.A. Share Capital

10.A.1. Authorized/Issued Capital.

As of 02/28/2006, there were 100,000,000 common shares authorized. At 02/28/2006 there were outstanding 19,700,404 common shares issued.

As of 06/30/2005, there were 100,000,000 common shares authorized. At 06/30/2005 there were 15,784,404 common shares issued.

As of 06/30/2004, there were 100,000,000 common shares authorized. At 06/30/2004 there were 12,784,404 common shares issued.

As of 06/30/2003, there were 100,000,000 common shares authorized. At 06/30/2003 there were 2,451,475 common shares issued.

As of 06/30/2002, there were 100,000,000 common shares authorized. At 06/30/2002 there were 2,376,475 common shares issued.

As of 06/30/2001, there were 100,000,000 common shares authorized. At 06/30/2001 there were 1,176,475 common shares issued.

During the last five years, less than 1% of the capital has been “paid for” with assets other than cash.

10.A.2. Shares Not Representing Capital.
---No Disclosure Necessary---

10.A.3. Shares Held By Company.
---No Disclosure Necessary---

10.A.4. Stock Options/Share Purchase Warrants
10.A.5. Stock Options/Share Purchase Warrants
---Refer to Table No. 10 and Table No. 13.---

10.A.6. History of Share Capital
The Company has financed its operations through funds raised in public/private placements of common shares and warrants:

______________________________________________________________________________

Fiscal Year	Nature of Share Issuance	Number of Shares	Amount ($)

Fiscal 2001	Private Placement @ $0.085	1,176,475	$100,000.38

Fiscal 2002	Canadian Prospectus Offering (IPO) @$0.17	1,200,000	$204,000.00

Fiscal 2003	Broker’s Warrant Shares on Canadian	150,000	$25,500.00
	Prospectus Offering (IPO) @ $0.17

Fiscal 2004	Private Placement @ $0.15	346,666	$52,000.00
	Private Placement @ $0.20	6,200,000	$1,240,000

Fiscal 2005	Private Placement @ $0.10	3,000,000	$300,000

Fiscal 2006 (to date)	Private Placement @$0.05	3,916,000	$195,800

(1) The table above omits from inclusion a total of 3,711,263 common shares which were issued to 513947 BC Ltd. (a company controlled by Dr. Allan Shapiro) and formerly named ALDA Pharmaceuticals Inc. or “API” which were issued for acquisition of assets from that company (see ITEM 4.A. History and Development of the Company).

_____________________________________________________________________________

10.A.7. Resolutions/Authorizations/Approvals
---No Disclosure Necessary---

10.B. Memorandum and Articles of Association

See Exhibit 1.

10.C. Material Contracts

On August 9,2005 the Company signed an agreement (the “Phigenics Agreement”) appointed Phigenics, LLC to manage EPA Registration and assist with U.S. sales. See Exhibit 4.A.

On October 4, 2005 the Company signed a manufacturing agreement with Norwood Packaging Ltd. of Surrey British Columbia, Canada to manufacture its T36 Disinfectant antibacterial product. See Exhibit 4.B.

The Company has also entered into a contract with Fuzhou Xinmei Biotech Co. Ltd. (“Fuzhou”) to licence its T36 Disinfectant product in China. The contract calls for Fuzhou to manufacture T36 Disinfectant products in China at its own manufacturing facilities. See Exhibit 4.C.

10.D. Exchange Controls

Canada has no system of exchange controls. There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors. There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of the Company’s securities, except as discussed in ITEM 10, ”Taxation" below.

Restrictions on Share Ownership by Non-Canadians: There are no limitations under the laws of Canada or in the organizing documents of the Company on the right of foreigners to hold or vote securities of the Company, except that the Investment Canada Act may require review and approval by the Minister of Industry (Canada) of certain acquisitions of "control" of the Company by a "non-Canadian". The threshold for acquisitions of control is generally defined as being one-third or more of the voting shares of the Company. "Non-Canadian" generally means an individual who is not a Canadian citizen, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

10.E. Taxation

Canadian Federal Income Tax Considerations
The following is a brief summary of some of the principal Canadian federal income tax consequences to a holder of common shares of the Company (a "U.S. Holder") who deals at arm's length with the Company, holds the shares as capital property and who, for the purposes of the Income Tax Act (Canada) (the "Act") and the Canada – United States Income Tax Convention (the "Treaty"), is at all relevant times resident in the United States, is not and is not deemed to be resident in Canada and does not use or hold and is not deemed to use or hold the shares in carrying on a business in Canada. Special rules, which are not discussed below, may apply to a U.S. Holder that is an insurer that carries on business in Canada and elsewhere.

Under the Act and the Treaty, a U.S. Holder of common shares will generally be subject to a 15% withholding tax on dividends paid or credited or deemed by the Act to have been paid or credited on such shares. The withholding tax rate is 5% where the U.S. Holder is a corporation that beneficially owns at least 10% of the voting shares of the Company and the dividends may be exempt from such withholding in the case of some U.S. Holders such as qualifying pension funds and charities.

In general, a U.S. Holder will not be subject to Canadian income tax on capital gains arising on the disposition of shares of the Company unless (i) at any time in the five-year period immediately preceding the disposition, 25% or more of the shares of any class or series of the capital stock of the Company was owned by (or was under option of or subject to an interest of) the U.S. holder or persons with whom the U.S. holder did not deal at arm's length, and (ii) the value of the common shares of the Company at the time of the disposition derives principally from real property (as defined in the Treaty) situated in Canada. For this purpose, the Treaty defines real property situated in Canada to include rights to explore for or exploit mineral deposits and other natural resources situated in Canada, rights to amounts computed by reference to the amount or value of production from such resources, certain other rights in respect of natural resources situated in Canada and shares of a corporation the value of whose shares is derived principally from real property situated in Canada.

The US Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by US persons with respect to, and sales and other dispositions (including pledges) of stock of, a passive foreign investment company. A foreign corporation, such as the Company, will be treated as a passive foreign investment company if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year. The Company believes that it was not a passive foreign investment company for the taxable year ended 12/31/2003 and, furthermore, expects to conduct its affairs in such a manner so that it will not meet the criteria to be considered passive foreign investment company in the foreseeable future.

Dividends
A Holder will be subject to Canadian withholding tax ("Part XIII Tax") equal to 25%, or such lower rate as may be available under an applicable tax treaty, of the gross amount of any dividend paid or deemed to be paid on common shares. Under the Canada-U.S. Income Tax Convention (1980) as amended by the Protocols signed on 6/14/1983, 3/28/1984, 3/17/1995, and 7/29/1997 (the "Treaty"), the rate of Part XIII Tax applicable to a dividend on common shares paid to a Holder who is a resident of the United States and who is the beneficial owner of the dividend, is 5%. If the Holder is a company that owns at least 10% of the voting stock of the Company paying the dividend, and, in all other cases, the tax rate is 15% of the gross amount of the dividend. The Company will be required to withhold the applicable amount of Part XIII Tax from each dividend so paid and remit the withheld amount directly to the Receiver General for Canada for the account of the Holder.

Disposition of Common Shares
A Holder who disposes of a common share, including by deemed disposition on death, will not normally be subject to Canadian tax on any capital gain (or capital loss) thereby realized unless the common share constituted "taxable Canadian property" as defined by the Tax Act. Generally, a common share of a public corporation will not constitute taxable Canadian property of a Holder if the share is listed on a prescribed stock exchange unless the Holder or persons with whom the Holder did not deal at arm's length alone or together held or held options to acquire, at any time within the five years preceding the disposition, 25% or more of the shares of any class of the capital stock of the Company. The Canadian Venture Exchange is a prescribed stock exchange under the Tax Act. A Holder who is a resident of the United States and realizes a capital gain on a disposition of a common share that was taxable Canadian property will nevertheless, by virtue of the Treaty, generally be exempt from Canadian tax thereon unless (a) more than 50% of the value of the common shares is derived from, or from an interest in, Canadian real estate, including Canadian mineral resource properties, (b) the common share formed part of the business property of a permanent establishment that the Holder has or had in Canada within the 12 month period preceding the disposition, or (c) the Holder is an individual who (i) was a resident of Canada at any time during the 10 years immediately preceding the disposition, and for a total of 120 months during any period of 20 consecutive years, preceding the disposition, and (ii) owned the common share when he ceased to be resident in Canada.

A Holder who is subject to Canadian tax in respect of a capital gain realized on a disposition of a common share must include three quarters of the capital gain (taxable capital gain) in computing the Holder's taxable income earned in Canada. The Holder may, subject to certain limitations, deduct three-quarters of any capital loss (allowable capital loss) arising on a disposition of taxable Canadian property from taxable capital gains realized in the year of disposition in respect to taxable Canadian property and, to the extent not so deductible, from such taxable capital gains realized in any of the three preceding years or any subsequent year.

United States Taxation
For federal income tax purposes, an individual who is a citizen or resident of the United States or a domestic corporation ("U.S. Taxpayer") will recognize a gain or loss on the sale of the Company's common shares equal to the difference between the proceeds from such sale and the adjusted tax basis of the common shares. The gain or loss will be a capital gain or capital loss if the Company's common shares are a capital asset in U.S. Taxpayer's hands.

For federal income tax purposes, a U.S. Taxpayer will be required to include in gross income dividends received on the Company's common shares. A U.S. Taxpayer who pays Canadian tax on a dividend on common shares will be entitled, subject to certain limitations, to a credit (or alternatively, a deduction) against federal income tax liability. A domestic corporation that owns at least 10% of the voting shares should consult its tax advisor as to applicability of the deemed paid foreign tax credit with respect to dividends paid on the Company's common shares.

Under a number of circumstances, United States Investor acquiring shares of the Company may be required to file an information return with the Internal Revenue Service Center where they are required to file their tax returns with a duplicate copy to the Internal Revenue Service Center, Philadelphia, PA 19255. In particular, any United States Investor who becomes the owner, directly or indirectly, of 10% or more of the shares of the Company will be required to file such a return. Other filing requirements may apply, and United States Investors should consult their own tax advisors concerning these requirements.

The US Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by US persons with respect to, and sales and other dispositions (including pledges) of stock of, a passive foreign investment company. A foreign corporation, such as the Company, will be treated as a passive foreign investment company if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year. The Company believes that it was not a passive foreign investment company for the taxable year ended 12/31/2004 and, furthermore, expects to conduct its affairs in such a manner so that it will not meet the criteria to be considered passive foreign investment company in the foreseeable future.

10.F. Dividends and Paying Agents
The Company has not declared any dividends on its common shares for the last five years and does not anticipate that it will do so in the foreseeable future. The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.

Notwithstanding the aforementioned: the Company is unaware of any dividend restrictions; has no specific procedure for the setting of the date of dividend entitlement; but might expect to set a record date for stock ownership to determine entitlement; has no specific procedures for non-resident holders to claim dividends, but might expect to mail their dividends in the same manner as resident holders. The Company has not nominated any financial institutions to be the potential paying agents for dividends in the United States.

10.G. Statement by Experts
The Company’s auditor for its financial statements for each of the preceding three years was Berris Mangan, Chartered Accountants (formerly BME & Partners, Chartered Accountants). Their audit report for Fiscal 2005/2004/2003 is included with the related financial statements in this Registration Statement with their consent attached hereto as an exhibit.

10.H. Document on Display
--- No Disclosure Necessary ---

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
--- No Disclosure Necessary ---

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
12.A. Debt Securities                                --- No Disclosure Necessary ---
12.B. Warrants and Rights                       --- No Disclosure Necessary ---
12.C. Other Securities                               --- No Disclosure Necessary ---
12.D. American Depository Shares         -- No Disclosure Necessary ---

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
--- No Disclosure Necessary ---

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
--- No Disclosure Necessary ---

ITEM 15. CONTROLS AND PROCEDURES

The Company carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Company’s President, of the effectiveness of the design and operation of the Company’s “disclosure controls and procedures” [as defined in the Exchange Act Rule 13a-15(e)] as of the end of the period covered by this report. Based upon that evaluation, the President concluded that the Company’s disclosure controls and procedures are effective in timely alerting them to material information relating to the Company required to be included in the Company’s periodic SEC filings, and that information is recorded, processed, summarized and reported as and when required.

There was no significant change in the Company’s internal control over financial reporting that occurred during the Company’s most recently completed fiscal year ended 06/30/2005 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. Nor were there any significant deficiencies or material weaknesses in the Company's internal controls requiring corrective actions.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
ITEM 16B. CODE OF ETHICS
ITEM 16C. PRINCIPAL ACCOUNTING FEES AND SERVICES
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
ITEM 16E. PURCHASES OF EQUITY SECFURITIES BY THE COMPANY/AFFILIATED PURCHASERS
---Not Applicable---

PART III

ITEM 17. FINANCIAL STATEMENTS

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Registration Statement. The audit report of Berris Mangan Chartered Accountants, is included herein immediately preceding the audited financial statements.

Audited Financial Statements: see exhibits

ITEM 18. FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to ITEM #17.

ITEM 19. EXHIBITS

The financial statements thereto as required under ITEM #17 are attached hereto and found immediately following the text of this Registration Statement. The report of the Company’s independent auditors for the audited financial statements are included herein immediately preceding the audited financial statements.

Audited Consolidated Financial Statements for the fiscal years ending June 30, 2005, 2004 and 2003:

Auditor’s Reports, dated August 5, 2005

Consolidated Balance Sheets at June 30, 2005 and June 30, 2004.

Consolidated Statements of Operations and Deficit for the fiscal years ending June 30, 2005, 2004 and 2003

Consolidated Statements of Cash Flows for the fiscal years ending June 30, 2005, 2004 and 2003

Notes to Consolidated Financial Statements

(B) Index to Exhibits:

1.	Articles of Incorporation

2.	Instruments defining the rights of holders of the securities being registered
***See Exhibit Number 1***

3.	Voting Trust Agreements – N/A

4.	Material Contracts
	a.	Letter of Agreement with Phigenics LLC regarding US registration and distribution of the Company’s products dated July 21, 2005;
	b.	Production Agreement with Norwood Packaging Ltd.;
	c.	Product licensing and distribution agreement dated October 26, 2004 with Fuzhou Xinmei Biotech Co. Ltd.;
	d.	Office Premises Lease Agreement;
	e.	Stock Option Plan
	f.	Product licensing and distribution agreement dated August 1, 2004 with Linns Corporation Sdn Bhd of Malaysia

5.	List of Foreign Patents – N/A

6.	Calculation of earnings per share – N/A

7.	Explanation of calculation of ratios – N/A

8.	List of Subsidiaries – N/A (the Company has only one subsidiary)

9.	Statement pursuant to the instructions to Item 8.A.4, regarding the financial statements filed in registration statements for initial public offerings of securities – N/A

23.1	Consent of Independent Accountants

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration report on its behalf.

Dated: February 28, 2006	ALDA PHARMACEUTICALS CORP.

By: /s/ Terrance Owen
Terrance Owen,
President and CEO

ALDA PHARMACEUTICALS CORP.

CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN CANADIAN DOLLARS)

FOR THE YEARS ENDED JUNE 30, 2005, 2004 AND 2003

F-i

AUDITORS' REPORT

To the Shareholders of ALDA Pharmaceuticals Corp.

We have audited the consolidated balance sheets of ALDA Pharmaceuticals Corp. as at June 30, 2005 and 2004 and the consolidated statements of operations and deficit and cash flows for the years ended June 30, 2005, 2004 and 2003. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion these consolidated financial statements present fairly, in all material respects, the financial position of the company as at June 30, 2005 and 2004 and the results of its operations and its cash flows for the years ended June 30, 2005, 2004 and 2003 in accordance with Canadian generally accepted accounting principles, consistently applied.

Vancouver, Canada
August 05, 2005	Chartered Accountants

F-ii

COMMENTS BY AUDITORS FOR U.S READERS ON CANADA-U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the financial statements. Our report to the shareholders dated August 5, 2005 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

Vancouver, Canada
August 05, 2005	Chartered Accountants

F-iii

ALDA PHARMACEUTICALS CORP.	F-1.
CONSOLIDATED BALANCE SHEETS
(EXPRESSED IN CANADIAN DOLLARS)
AS AT JUNE 30

	2005	2004

ASSETS
Current Assets
Cash and equivalents	$71,663	$226,151
Receivables	32,105	54,649
Inventory	43,668	144,916
Prepaids	12,989	12,005
Note receivable (Note 5)	7,988	7,988

	168,413	445,709

Property And Equipment (Note 6)	16,480	24,055

Intangible Assets (Note 7)	116,000	361,000

	$300,893	$830,764

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	$29,865	$30,542

SHARE CAPITAL AND DEFICIT

Share Capital (Note 8(b))	1,856,285	1,607,620

Contributed Surplus (Note 8(f))	78,143	59,701

Deficit	(1,663,400)	(867,099)

	271,028	800,222

	$300,893	$830,764

Contingent Liabilities (Note 11)

Approved By The Directors

“Terrance Owen”	Director

“Peter Chen”	Director

See accompanying notes to the financial statements

ALDA PHARMACEUTICALS CORP.	F-2.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(EXPRESSED IN CANADIAN DOLLARS)
FOR THE YEARS ENDED JUNE 30

	2005	2004	2003

Sales	$239,271	$111,363	$-

Cost Of Sales	150,075	122,842	-

Gross Profit (Loss)	89,196	(11,479)	-

Expenses
Advertising and promotion	27,685	26,456	-
Amortization	8,217	4,382	566
Conferences	12,035	11,437	-
Consulting (Notes 13(a) and (c))	210,561	224,622	12,000
Filing fees	21,544	20,262	9,146
Interest and bank charges (Note 13(d))	1,685	2,055	177
Investor relations	90,779	59,038	-
Legal and accounting	57,833	45,763	13,086
Office and miscellaneous	30,426	28,564	5,025
Product development	-	2,100	-
Product registration	54,293	38,280	-
Rent (Note 13(b))	25,265	21,562	18,412
Travel	4,512	6,402	-
Wages and benefits	97,389	45,660	-

	642,224	536,583	58,412

Loss From Operations	(553,028)	(548,062)	(58,412)

Other Income (Loss)
Interest income	1,727	5,583	4,933
Impairment loss on intangible assets (Note 7)	(245,000)	(179,000)	-
Loss on legal settlement (Note 10)	-	(10,000)	-

	(243,273)	(183,417)	4,933

Loss For The Year	(796,301)	(731,479)	(53,479)

Deficit, Beginning Of Year	(867,099)	(135,620)	(82,141)
Deficit, End Of Year	$(1,663,400)	$(867,099)	$(135,620)

Basic and diluted loss per share	$0.06	$0.08	$0.02

Weighted average number of shares outstanding	13,663,856	9,027,179	2,407,502

See accompanying notes to the financial statements

ALDA PHARMACEUTICALS CORP.	F-3.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(EXPRESSED IN CANADIAN DOLLARS)
FOR THE YEARS ENDED JUNE 30

	2005	2004	2003

Cash Provided By (Used For)

Operating Activities
Net loss for the year	$(796,301)	$(731,479)	$(53,479)
Items not involving cash:
Amortization	8,217	4,382	566
Stock-based compensation (Note 8(d))	16,237	23,701	-
Impairment loss on intangible assets	245,000	179,000	-

	(526,847)	(524,396)	(52,913)

Changes in non-cash working capital items:
Decrease (increase) in receivables	22,544	(39,729)	(7,645)
Decrease (increase) in inventory	101,248	(129,916)	-
Decrease (increase) in prepaids	(984)	(12,005)	-
Increase (decrease) in accounts
payable and accrued liabilities	(677)	(49,414)	74,601

	(404,716)	(755,460)	14,043

Investing Activities
Deferred acquisition costs	-	(45,555)	(155,894)
Purchase of property and equipment	(642)	(26,617)	(306)
Advances of note receivable	-	(44,520)	(31,227)
Repayments of note receivable	-	35,012	-

	(642)	(81,680)	(187,427)

Financing Activities
Share subscriptions received (refunded)	-	(39,295)	39,295
Loan advances received (repaid)	-	(23,604)	23,604
Issuance of share capital (net of issue costs)	250,870	1,086,854	12,750

	250,870	1,023,955	75,649

Increase (Decrease) In Cash And Equivalents	(154,488)	186,815	(97,735)

Cash And Equivalents, Beginning of Year	226,151	39,336	137,071

Cash And Equivalents, End of Year	$71,663	$226,151	$39,336

See accompanying notes to the financial statements

ALDA PHARMACEUTICALS CORP.	F-4.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)
FOR THE YEARS ENDED JUNE 30, 2005, 2004 AND 2003

1.	Basis of Presentation

These consolidated financial statements include the accounts of ALDA Pharmaceuticals Corp. ("the Company") and its wholly-owned subsidiary, ALDA Institute For Preventative Health Care Inc., an inactive company the shares of which were acquired pursuant to the Asset Purchase Agreement described in Note 9.

These financial statements have been prepared on a going concern basis, which assumes the realization of assets and settlement of liabilities in the normal course of business. The Company has yet to achieve a level of revenues adequate to achieve profitability. The Company has also not yet secured legal protections that it is seeking in respect to its proprietary product. The application of the going concern assumption is dependent on the ability of the Company to secure sufficient financing, and to develop profitable operations. Management of the Company believes that it will succeed in meeting those objectives, allowing the continued operation of the Company.

2.	Description of Operations

The Company was incorporated under the Company Act of British Columbia on May 30, 2000 and was classified as a Capital Pool Company as defined by the policies of the TSX Venture Exchange ("the Exchange"). The Company completed its required Qualifying Transaction on November 13, 2003 (see Note 9). As a result of the Company completing the Qualifying Transaction, it ceased to be a Capital Pool Company, and its shares resumed trading on the Exchange effective November 19, 2003.

The Company's main business activity is the development, production and marketing of infection control agent products, principally a product formerly marketed as "Viralex" (see Note 11(a)).

Effective November 26, 2003, the name of the Company was changed from Duft Biotech Capital Ltd. to ALDA Pharmaceuticals Corp.

3.	Significant Accounting Policies

	a)	Cash and equivalents

Cash and equivalents include cash and highly liquid market instruments with original terms to maturity of less than ninety days at the time of acquisition.

	b)	Inventory

Inventory of the Company's finished goods and related raw materials is reported at the lesser of cost and estimated net realizable value, and is determined using the first in, first out cost flow assumption.

ALDA PHARMACEUTICALS CORP.	F-5.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)
FOR THE YEARS ENDED JUNE 30, 2005, 2004 AND 2003

3.	Significant Accounting Policies (continued)

	c)	Property and equipment

Property and equipment are recorded at cost and are amortized using the following annual rates:

Furniture and fixtures	20% Straight line
Computer equipment	30% Straight line

In the year of acquisition, amortization is calculated at one-half of the above-noted rates.

d)	Impairment of long-lived assets

The Company reviews for the impairment of long-lived assets, including property and equipment, held for use, whenever changes in circumstances indicate that the carrying amount of an asset may not be recoverable from expected future cash flows. The assessment of recoverability is made based on projected undiscounted future net cash flows that are directly associated with the asset's use and eventual disposition. The amount of the impairment, if any, is measured as the difference between the carrying value and the fair value of the impaired assets and is presented as an impairment loss in the current period.

e)	Intangible assets

Intangible assets which are determined to have an indefinite life are not amortized, but are tested for impairment on an annual basis, based on a comparison of the fair value of the intangible asset with its carrying amount. The carrying amount is adjusted for impairment as necessary and any excess of the carrying amount over the fair value of the intangible asset is charged to earnings in the current period.

Intangible assets which are determined to have a finite useful life are amortized on a systematic basis over the estimated remaining useful life.

f)	Revenue recognition

The revenue of the Company is primarily derived from the sale of the Company's Viralex product. Revenue is recognized at the time of shipment, and invoicing, provided that collection of the amount billed to the customer is reasonably assured.

g)	Product development and registration costs

Product development costs include all expenditures attributable to efforts by the Company to develop, and bring to commercial production a new product. Such amounts are charged as an expense in the period incurred except in circumstances where the market and technical feasibility of the product have been established, and recovery of development costs can reasonably be regarded as assured, in which case such costs are capitalized.

Product registration costs related to efforts by the Company to acquire legal protections for its proprietary products, such as trademarks and patents, are expensed when incurred.

ALDA PHARMACEUTICALS CORP.	F-6.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)
FOR THE YEARS ENDED JUNE 30, 2005, 2004 AND 2003

3.	Significant Accounting Policies (continued)

	h)	Income taxes

Future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. To the extent that the Company does not consider it more likely than not that a future tax asset or portion thereof will be recovered, it provides a valuation allowance.

	i)	Stock-based compensation

The Company accounts for stock options issued to employees and directors before July 1, 2003 by the settlement method, which results in no compensation expense. Consideration paid by employees and directors on the exercise of stock options is recorded as share capital. The Company discloses, on a supplemental basis, the pro forma effect of accounting for such stock options as if the fair value based method had been applied, using the Black - Scholes model.

For stock options granted on or after July 1, 2003, the fair value-based method is applied. Compensation cost is measured at fair value at the date of grant and is expensed on a systematic basis over the vesting period, taking into account expected forfeiture rates. The fair value of the option granted by the Company is initially reported as contributed surplus. If the option is exercised, the amount is transferred to share capital.

The Company accounts for all stock-based payments to non-employees granted on or after July 1, 2001 using the fair value based method.

	j)	Earnings per share

Earnings per share is calculated based on the weighted average number of common shares outstanding during the reporting period. Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding in the year. The Company uses the treasury stock method for calculating diluted earnings per share. Diluted earnings per share is computed similarly to basic earnings per share, except that the weighted average number of common shares outstanding is increased to include additional shares that are potentially issued, where the effect on earnings per share is dilutive. The number of additional shares potentially issued, for example from stock options, is calculated by assuming that outstanding stock options were exercised and that the proceeds from such exercises were used to acquire shares of common stock at the average market price during the reported year.

	k)	Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting year. Actual results could differ from the estimates.

ALDA PHARMACEUTICALS CORP.	F- 7.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)
FOR THE YEARS ENDED JUNE 30, 2005, 2004 AND 2003

4.	Adoption Of New Accounting Principles

	a)	Stock-based compensation

Effective July 1, 2001, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants Accounting Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments ("CICA 3870"). The new recommendations were applied prospectively to all stock-based payments to employees and non-employees granted on or after July 1, 2001.

Under CICA 3870, prior to July 1, 2003, the Company was not required to record compensation expense for stock-based compensation awards granted to employees, except for employee awards that were direct awards of stock, called for settlement in cash or other assets, or were stock appreciation rights that called for settlement by the issuance of equity instruments. Consequently the adoption of the standard had no impact on the figures presented other than the pro forma disclosure contained in Note 8(d).

During the year ended June 30, 2004, CICA 3870 was amended to require the use of the fair value-based method to account for stock options granted to employees. In accordance with the revised recommendations, the Company has prospectively applied the fair value-based method to all stock options granted to employees on or after July 1, 2003, whereby compensation cost is measured at fair value at the date of grant and is expensed over the vesting period.

	b)	Impairment of long-lived assets

Effective July 1, 2003, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants Handbook Section 3063, Impairment of long-lived assets. The new recommendations were applied prospectively to all long-lived assets held for use by the Company after July 1, 2003.

5.	Note Receivable

At June 30, 2005, the Company maintained a loan to ALDA (see Note 9), which was originally due to be repaid by December 31, 2004, and is now in arrears. The loan bears interest at 8% per annum and is evidenced by a promissory note secured by 40,000 shares of the Company owned by ALDA. In the event of default on repayment of the loan, the ability of the Company to recover the investment may depend on the market value of the shares held as security, and is therefore uncertain. At June 30, 2005, the market value of the shares held as security was approximately $2,800. Subsequent to June 30, 2005, the Company commenced negotiations with ALDA of amended terms of repayment, and expects to receive repayment of the full balance plus accrued interest in the 2006 year.

ALDA PHARMACEUTICALS CORP.	F-8.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)
FOR THE YEARS ENDED JUNE 30, 2005, 2004 AND 2003

6.	Property And Equipment

a)	Property and equipment at June 30, 2005 consisted of the following:

		Accumulated
	Cost	Amortization	Net

Furniture and fixtures	$7,683	$3,476	$4,207
Computer equipment	22,482	10,209	12,273

	$30,165	$13,685	$16,480

b)	Property and equipment at June 30, 2004 consisted of the following:

		Accumulated
	Cost	Amortization	Net

Furniture and fixtures	$7,041	$2,004	$5,037
Computer equipment	22,482	3,464	19,018

	$29,523	$5,468	$24,055

7.	Intangible Assets

The intangible assets balance represents the carrying amount of certain intellectual property acquired as described in Note 9. These assets were determined to have an indefinite life. At June 30, 2005, the carrying cost of the intangible assets was written down to the estimated net recoverable amount, and an impairment loss of $245,000 was charged against earnings for the 2005 year. An impairment loss of $179,000 was charged against earnings for the 2004 year.

The net recoverable amounts were estimated by management of the Company based on expected future cash flows that could be reasonably predicted. The Company's progress towards securing of legal protections for its proprietary product and development of a market for its product has been significantly slower than had been expected at the time of the purchase of the business assets described in Note 9. Consequently, management has revised its projections of cash flows based on these circumstances.

The carrying amount of Intangible Assets was determined as follows:

Original purchase cost (Note 9)	$540,000
Impairment loss in 2004	(179,000)

Balance at June 30, 2004	$361,000
Impairment loss in 2005	(245,000)

Balance at June 30, 2005	$116,000

ALDA PHARMACEUTICALS CORP.	F-9.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)
FOR THE YEARS ENDED JUNE 30, 2005, 2004 AND 2003

8.	Share Capital

	a)	Authorized:

100,000,000 Common shares without par value

	b)	Issued and outstanding:

Issued:

	2005		2004		2003
	Number		Number		Number
	of Shares	Amount	of Shares	Amount	of Shares	Amount
Balance at beginning
of year	12,784,404 $	1,607,620	2,451,475	$279,309	2,376,475	$258,059
Exercise of warrants
during year (i)	-	-	-	-	75,000	12,750
Fair value of warrants
exercised	-	-	-	-	-	5,312
Fair value of warrants
expired	-	-	-	-	-	3,188
Private placement (ii)	-	-	346,666	52,000	-	-
Asset purchase (iii)	-	-	3,711,263	262,457	-	-
Shares issued to
sponsor (iii)	-	-	75,000	15,000	-	-
Public offering (iv)	-	-	6,000,000	1,200,000	-	-
Shares issued to
agent (iv)	-	-	200,000	40,000	-	-
Private placement (v)	3,000,000	300,000	-	-	-	-
Share issue costs	-	(51,335)	-	(241,146)	-	-

Balance at end of year	15,784,404	$1,856,285	12,784,404	$1,607,620	2,451,475	$279,309

i)

On July 31, 2001, the Company issued 1,200,000 common shares at a price of $0.17 per share. As part of the offering, the Company issued to the agent warrants to purchase up to 120,000 common shares at an exercise price of $0.17, expiring January 31, 2003. The fair value of the warrants was estimated to be approximately $0.07 per warrant, using the Black-Scholes option pricing model. On January 31, 2003, the Agent exercised warrants to purchase 75,000 common shares of the Company. The remaining warrants expired.

ii)	During the 2004 year, the Company completed a private placement of 346,666 common shares of the Company at a price of $0.15 per share.

ALDA PHARMACEUTICALS CORP.	F-10.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)
FOR THE YEARS ENDED JUNE 30, 2005, 2004 AND 2003

8.	Share Capital (continued)

	b)	Issued and outstanding (continued):

iii)

Effective November 13, 2003, the Company completed a Qualifying Transaction as described in Note 9. As part of the consideration paid, the Company issued 3,711,263 common shares. The Company also issued 75,000 common shares at a deemed price of $0.20 per share in payment of fees to a sponsoring broker in connection with the Qualifying Transaction.

iv)

Effective November 13, 2003, the Company completed a brokered public offering of 6,000,000 units at a price of $0.20 per unit for gross proceeds of $1,200,000. Each unit consisted of one common share of the Company and one non-transferable share purchase warrant. Each share purchase warrant entitled the holder to acquire one common share of the Company at a price of $0.30 per share, for a period of 18 months following the closing date.

Under an agency agreement in respect to the offering, the Company paid to the agent a cash commission of $120,000 and an administration fee of $7,500, and granted agent warrants to purchase up to 900,000 common shares of the Company at an exercise price of $0.20 per share, for a period of 18 months following the closing date, which vested immediately. The agent was also issued 200,000 units consisting of one common share at a deemed price of $0.20 per share and one share purchase warrant. Each share purchase warrant entitled the agent to purchase one common share of the Company at a price of $0.30 per share for a period of 18 months following the closing date.

v)

On March 15, 2005, the Company completed a private placement of 3,000,000 units of the Company at a price of $0.10 per unit for gross proceeds of $300,000. Of the units issued, 795,000 units were placed on a non-brokered basis, and 2,205,000 units were placed on a brokered basis.

Each unit consists of one common share of the Company and one share purchase warrant, each warrant entitling the holder to purchase one common share at a price of $0.20 per share for a period of 18 months following the closing date. In connection with the brokered private placement, the Company paid a cash commission of 10% of the gross proceeds, a corporate finance fee of $10,000 and legal and other costs totaling $17,080. The Company also issued 220,500 agent warrants, each warrant entitling the agents to purchase one common share of the Company, at a price of $0.20 per share for a period of 18 months following the closing date.

	c)	Escrowed shares:

Included in issued share capital at June 30, 2005 are 2,199,487 common shares held in escrow, which are released on a staged basis, with a release occuring every six months. During the 2005 year, 1,466,318 common shares were released from escrow.

ALDA PHARMACEUTICALS CORP.	F-11.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)
FOR THE YEARS ENDED JUNE 30, 2005, 2004 AND 2003

8.	Share Capital (continued)

	d)	Stock options:

A summary of the Company's stock options, and changes during each year is presented below:

	Year Ended		Year Ended		Year Ended
	June 30, 2005		June 30, 2004		June 30, 2003
		Weighted		Weighted		Weighted
		Average		Average		Average
	Number	Exercise	Number	Exercise	Number	Exercise
	Of Shares	Price	Of Shares	Price	Of Shares	Price

Outstanding, beginning of year	990,000	$0.19	237,647	$0.17	237,647	$0.17
Granted during year
-consultants ((ii) / (iii))	-	-	390,000	0.20	-	-
-directors ((i) / (iv))	200,000	0.20	362,353	0.20	-	-
-employees (v)	100,000	0.20	-	-	-	-
Outstanding, end of year	1,290,000	$0.19	990,000	$0.19	237,647	$0.17

The following table summarizes information about stock options outstanding at June 30, 2005:

Number	Exercise	Expiry	Number
of Shares	Price	Date	Exercisable
237,647	$0.17	July 31, 2006	237,647
752,353	$0.20	January 27, 2006	714,853
100,000	$0.20	August 1, 2006	100,000
100,000	$0.20	December 22, 2006	100,000
20,000	$0.20	February 28, 2007	20,000
80,000	$0.20	April 4, 2007	80,000
1,290,000			1,252,500

(i)

During the 2004 year, the Company granted options to acquire 362,353 common shares to directors of the Company. The options have an exercise price of $0.20 per share, and are exercisable for a period of two years from the date of grant. The options vested immediately. The estimated fair value of the options of $14,494 ($ 0.04 per share) was recognized for the 2004 year.

(ii)

During the 2004 year, the Company granted options to acquire 190,000 common shares to consultants of the Company. The options have an exercise price of $0.20 per share and are exercisable for a period of two years from the date of grant. Options to acquire 150,000 shares vested immediately, and options to acquire 40,000 shares vested over a one year period. Of the total expense related to the estimated fair value of the options ($0.04 per share), $925 has been recognized for the 2005 year ($6,675 for the 2004 year).

ALDA PHARMACEUTICALS CORP.	F-12.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)
FOR THE YEARS ENDED JUNE 30, 2005, 2004 AND 2003

8.	Share Capital (continued)

	d)	Stock options (continued):

(iii)

During the 2004 year, the Company granted options to acquire 200,000 common shares of the Company to consultants providing investor relations services to the Company. The options have an exercise price of $0.20 per share, and are exercisable for a period of two years from the date of grant. Options to acquire 100,000 shares vest over a two year period, and options to acquire another 100,000 shares vested over a one year period. The options have an estimated fair value of $0.04 per share ($8,000). The related expense is being charged to operations over the vesting periods ($4,312 for the 2005 year; $2,532 for the 2004 year).

(iv)

During the 2005 year, the Company granted options to acquire 200,000 common shares of the Company to two directors. The options have an exercise price of $0.20 per share and are exercisable for a period of two years from the date of grant. The options vested immediately. The estimated fair value of the options of $6,000 ($0.03 per share) has been recognized for the 2005 year.

(v)

During the 2005 year, the Company granted options to acquire 100,000 common shares of the Company to an employee. The options have an exercise price of $0.20 per share and are exercisable for a period of two years from the date of grant. The options vested immediately. The estimated fair value of the options of $5,000 ($0.05 per share) has been recognized for the 2005 year.

Stock-based compensation expense is presented in the Statement of Operations and Deficit as follows:

	2005	2004
Consulting	$925	$6,675
Investor relations	4,312	2,532
Wages and benefits	11,000	14,494
Total stock-based compensation	$16,237	$23,701

The fair value-based accounting method applies to all stock options granted during the 2005 and 2004 years.

The fair value of each option was estimated as at the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2005	2004
Dividend yield	0%	0%
Expected volatility	81%	42%
Risk free interest rate	3.12%	2.25%
Expected average option term	2 years	2 years

Had compensation expense for the Company's stock-based employee compensation plan been determined for each year based on the fair value at the grant date, the Company's net loss and loss per share would have been as follows:

ALDA PHARMACEUTICALS CORP.	F-13.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)
FOR THE YEARS ENDED JUNE 30, 2005, 2004 AND 2003

8.	Share Capital (continued)

d)	Stock options (continued):

	2005	2004	2003
Loss for the period - as reported	$796,301	$731,479	$53,479
Loss for the period - pro forma	796,301	731,479	53,479

Loss per share - as reported	0.06	0.08	0.02
Loss per share - pro forma	0.06	0.08	0.02

The Black-Scholes model, used by the Company to calculate option values was developed to estimate fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differs from the Company's stock option awards. This model also requires highly subjective assumptions, including future stock price, volatility, and expected time until exercise, which greatly affect the calculated values.

e)	Warrants:

The Company has issued warrants entitling the holders to acquire common shares of the Company. A summary of changes in unexercised warrants is presented below.

				Agent			Agent
	Warrants	Warrants	Warrants	Warrants	Warrants	Warrants	Warrants
	@$0.17	@$0.30	@$0.235	@$0.20	@$0.30	@$0.20	@$0.20
	(1)	(2)	(3)	(4)	(5)	(6)	(7)	Total
Outstanding, June
30, 2002	120,000	-	-	-	-	-	-	120,000
Exercised during year	(75,000)	-	-	-	-	-	-	(75,000)
Expired during year	(45,000)	-	-	-	-	-	-	(45,000)

Outstanding, June
30, 2003	-	-	-	-	-	-	-	-
Granted during year	-	6,000,000	-	900,000	200,000	-	-	7,100,000

Outstanding, June
30, 2004	-	6,000,000	-	900,000	200,000	-	-	7,100,000
Granted during year	-	-	-	-	-	3,000,000	220,500	3,220,500
Cancelled on repricing	-	(6,000,000)	-	-	-	-	-	(6,000,000)
Granted on repricing	-	-	6,000,000	-	-	-	-	6,000,000
Expired during year	-	-	-	(900,000)	(200,000)	-	-	(1,100,000)

Outstanding, June
30, 2005	-	-	6,000,000	-	-	3,000,000	220,500	9,220,500

(1)	Exercisable until January 31, 2003, granted pursuant to public offering (Note 8(b)(i))
(2)	Exercisable until May 14, 2005, granted pursuant to public offering (Note 8(b)(iv))
(3)	The terms of the warrants in (2) were amended during the 2005 year to reduce the exercise price to $0.235 per share, exercisable until November 13, 2005.
(4)	Exercisable until May 14, 2005, granted pursuant to public offering (Note 8(b)(iv))
(5)	Exercisable until May 14, 2005, granted pursuant to public offering (Note 8(b)(iv))
(6)	Exercisable until September 15, 2006, granted pursuant to public offering (Notes 8(b)(v))
(7)	Exercisable until September 15, 2006, granted pursuant to public offering (Note 8(b)(v))

ALDA PHARMACEUTICALS CORP.	F-14.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)
FOR THE YEARS ENDED JUNE 30, 2005, 2004 AND 2003

8.	Share Capital (continued)

	e)	Warrants (continued):

The fair value of agent warrants to acquire 220,500 common shares of the Company at a price of $0.20 per share, as described in Note 8(b)(v), was estimated to be approximately $0.01 per warrant (totaling $2,205), using the Black-Scholes option pricing model.

The fair value of agent warrants to acquire 900,000 common shares of the Company at a price of $0.20 per share, as described in Note 8(b)(iv), was estimated to be approximately $0.04 per warrant (totaling $36,000), using the Black-Scholes option pricing model.

	f)	Contributed surplus:

Contributed surplus at June 30, 2005 and 2004, and activity during the 2005 and 2004 years, are summarized as follows:

	2005	2004
Balance, beginning of year	$59,701	$-
Warrants issued to agent (Note 8(e))	2,205	36,000
Options issued to employees (Note 8(d)(v))	5,000	-
Options issued to directors (Note 8(d)(i) and (iv))	6,000	14,494
Options issued to consultants (Note 8(d)(ii) and (iii))	5,237	9,207
Balance, end of year	$78,143	$59,701

9.	Asset Purchase Agreement

Effective November 13, 2003 the Company completed a purchase of assets of ALDA Pharmaceutical Inc. (now 513947 B.C. Ltd.) ("ALDA"). This acquisition represented the Company's "Qualifying Transaction" pursuant to the policies of the TSX Venture Exchange (the "Exchange") as they relate to Capital Pool Companies. An Asset Purchase Agreement provided for the Company to purchase substantially all of the assets and undertaking of ALDA, principally comprised of certain intellectual property rights of ALDA related to an infection control agent product developed by it (including certain drug identification numbers, and trademark and patent applications), as well as inventory, capital assets, the shares of ALDA Institute For Preventative Health Care Inc., a non-competition agreement, and certain contracts, for a deemed purchase price of $800,000. The deemed purchase price was paid by the Company by the issuance of 3,711,263 common shares (the "Payment Shares") to ALDA at a deemed price of $0.20 per share, and the set off of a loan and accrued interest totaling $57,747 owing by ALDA to the Company. The Payment Shares are subject to an escrow agreement under which ten percent of the shares subject to escrow were released on November 14, 2003. An additional fifteen percent of the shares are to be released after every six month period commencing November 14, 2003, the first release occurring May 14, 2004.

Under the Asset Purchase Agreement, the Company assumed responsibility for all obligations arising subsequent to November 13, 2003 pursuant to any leases, contracts and licenses of ALDA, which relate to the former business of ALDA.

Cash expenditures were incurred by the Company in respect to the asset purchase transaction totaling $219,796.

ALDA PHARMACEUTICALS CORP.	F-15.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)
FOR THE YEARS ENDED JUNE 30, 2005, 2004 AND 2003

9.	Asset Purchase Agreement (continued)

The purchase cost was determined based on estimated fair value of assets acquired, allocated as follows:

Intangible assets (intellectual property)	$540,000
Inventory	15,000
Total	$555,000

The corresponding amounts assigned to consideration given by the Company for the assets purchased were as follows:

Cash (transaction costs)	$219,796
Loan due from ALDA	57,747
Share capital - sponsor	15,000
Share capital - vendor	262,457
$555,000

10.	Loss On Legal Settlement

During the 2004 year, the Company paid an amount of $10,000 to settle a legal claim made by a competitor relating to certain promotional disclosures made by the Company.

11.	Contingent Liabilities

a)

A company opposing a trademark application made in Canada by ALDA (see Note 9) commenced legal proceedings during the 2003 year claiming damages in respect to alleged infringement of trademark. ALDA had filed a Statement of Defence. The Statement of Claim was subsequently amended to add the Company as a defendant in the action.

On May 23, 2005, the Company entered into a settlement agreement with that company, whereby the Company agreed to terminate the use, and application for registration of, the trademark "Viralex". The Company must discontinue the use of that trademark in advertising and other promotional disclosures, liquidate its inventory of goods bearing the trademark "Viralex", and rename the Viralex product within twelve months from the date of the agreement, in consideration for payment of $30,000 (US). These funds were held in escrow by the Company's lawyer until the Company issued a press release regarding the settlement of the trademark dispute, and withdrew its application for the "Viralex" trademark, which occurred subsequent to June 30, 2005. The proceeds of the settlement, net of associated costs, as well as the costs associated with establishment of a new trademark, will be recognized for accounting purposes in the 2006 year, when the Company's obligations under the settlement agreement were fulfilled.

b)

The Company has commenced legal action against the competitor described in Note 10, unrelated to the settlement, with respect to certain alleged defamatory statements made by the competitor after the settlement was completed. The outcome of the claim is not readily determinable and any gain or loss to the Company arising from this action will be reported at the time of any such future determination.

ALDA PHARMACEUTICALS CORP.	F-16.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)
FOR THE YEARS ENDED JUNE 30, 2005, 2004 AND 2003

12.	Income Taxes

	a)	As at June 30, 2005, the Company had approximately $1,337,000 of unutilised non-capital losses for tax purposes, which expire commencing in the 2008 year.

The potential future income tax benefit which may arise from claiming these losses has not been reflected in these financial statements, as the Company's ability to realize the benefit is uncertain.

	b)	Following is a reconciliation of the expected income tax benefit from the loss for each year based on the applicable statutory income tax rate, to the actual amount:

	2005		2004		2003

Tax asset at statutory rate 38.6%	$283,483	35.6%	$267,721	36.6%	$20,643

Net effect of non-deductible expenses	97,303		(9,904)		(165)

Expected increase (decrease) in tax asset
	380,786		257,817		20,478
Effect of tax rate reduction	(8,397)		(2,706)		(2,879)

Increase in allowance for uncertain realization	(372,389)		(255,111)		(17,599)

Increase in tax asset per financial statements	$-		$-		$-

The income tax effects of losses carried forward and of cumulative temporary differences that give rise to a future tax asset are summarized as follows:

	2005	2004	2003

Tax losses carried forward	$475,972	$267,180	52,110
Temporary differences - intangible assets	140,851	55,138	-
Temporary differences - property and equipment	2,964	40	120
Temporary differences - financing costs	59,943	(15,017)	-

Tax asset before allowance for uncertain realization	679,730	307,341	52,230
Allowance for uncertain realization	(679,730)	(307,341)	(52,230)

Tax asset per financial statements	$-	$-	-

13.	Related Party Transactions

	a)	During the 2005 year, the Company incurred consulting fees of $134,000 (2004: $133,001; 2003: $12,000) to companies controlled by directors of the Company.

	b)	During the 2005 year, the Company incurred premises rent of $25,265 (2004: $21,562; 2003: $18,412) to a tenant of a company controlled by a director of the Company.

ALDA PHARMACEUTICALS CORP.	F-17.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)
FOR THE YEARS ENDED JUNE 30, 2005, 2004 AND 2003

13.	Related Party Transactions (continued)

	c)	During the 2005 year, the Company incurred consulting fees of $70,000 (2004: $75,000; 2003: $nil) to a major shareholder of ALDA, the vendor in the asset purchase agreement described in Note 9.

	d)	During the 2004 year, the Company incurred interest expense of $836 to a company controlled by a director in respect to a loan advanced by that company.

These transactions were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

14.	Statements of Cash Flows - Supplementary Information

	a)	Cash paid in respect to interest and income taxes was as follows:

	2005	2004	2003

Income taxes paid	$-	$-	$-

Interest paid	$-	$836	$-

b)	Significant non-cash transactions occurring during the 2005 year were as follows:

	(i)	The Company issued warrants with an estimated fair value of $2,205, as described in Note 8(e).

(ii)

The Company issued options to directors and employees to acquire 300,000 common shares of the Company, as described in Notes 8(d)(iv) and (v). The estimated fair value of the options, totaling $11,000, was charged to operations for the 2005 year.

	(iii)	A portion of the estimated fair value of the options granted to consultants described in Notes 8(d)(ii) and (iii), totaling $5,237, was charged to operations for the 2005 year.

c)	Significant non-cash transactions occurring during the 2004 year were as follows:

(i)

The Company issued 3,711,263 common shares at an assigned amount of $262,457, and set off a loan receivable from ALDA in the amount of $57,747, in exchange for certain inventory and intangible assets, pursuant to the Asset Purchase Agreement described in Note 9. The Company also issued 75,000 common shares to the sponsor at a deemed value of $15,000.

	(ii)	The Company issued 200,000 units at a deemed value of $40,000 to the agent in connection with the public offering described in Note 8(b)(iv).

	(iii)	The Company issued warrants with an estimated fair value of $36,000, as described in Note 8(e).

(iv)

The Company issued options to directors and consultants to acquire 752,353 common shares of the Company, as described in Notes 8(d)(i), (ii), and (iii). A portion of the estimated fair value of the options, totaling $23,701, was charged to operations for the 2004 year.

ALDA PHARMACEUTICALS CORP.	F-18.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)
FOR THE YEARS ENDED JUNE 30, 2005, 2004 AND 2003

15.	Financial Instruments

The Company's financial instruments consist of cash and equivalents, receivables, note receivable, and accounts payable and accrued liabilities. The fair value of these instruments approximates carrying amounts except where otherwise noted.

It is management's opinion that the Company is not exposed to significant interest, currency, or credit risk arising from these financial instruments except where otherwise noted.

16.	Economic Dependence

The revenue of the Company for the 2005 year from each of five customers exceeded 10% of total revenue. Revenue from the five customers totaled $175,958.

17.	Comparative Figures

Certain of the comparative figures for the 2004 and 2003 years have been reclassified to conform to the presentation adopted for the 2005 year.

18.	United States Generally Accepted Accounting Principles

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP") which are substantially the same as principles applicable in the United States ("US GAAP") and practices prescribed by the United States Securities and Exchange Commission ("SEC"), except for the following:

	a)	Stock-based compensation:

Under Canadian GAAP, the Company accounts for stock options issued to employees and directors by the settlement method and discloses, on a supplemental basis, the pro forma effect of accounting for stock options awarded to employees as if the fair value based method had been applied, using the Black-Scholes model, for stock options granted before July 1, 2003. For stock options granted on or after July 1, 2003, the fair value-based method is applied. The Company accounts for all stock-based payments to non-employees granted on or after July 1, 2001 using the fair value method.

Under US GAAP, Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," ("SFAS 123") encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to account for stock-based payments to employees before July 1, 2003 using Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." ("APB 25"). Under APB 25, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee is required to pay for the stock. There is no such excess amount for stock options granted to employees of the Company prior to July 1, 2003. SFAS 123 requires pro-forma disclosure of the fair value of stock-based employee compensation in the financial statements where fair value is not recorded. For stock options granted to employees and directors on or after July 1, 2003, the fair value-based method is applied.

ALDA PHARMACEUTICALS CORP.	F-19.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)
FOR THE YEARS ENDED JUNE 30, 2005, 2004 AND 2003

18.	United States Generally Accepted Accounting Principles (continued)

	b)	Comprehensive income:

Statement of Financial Accounting Standards No. 130 requires the reporting of comprehensive income in addition to net earnings. Comprehensive income includes net income plus other comprehensive income; specifically, all changes in equity of a company during the period arising from non-owner sources. The Company has not had any other comprehensive income during the 2005, 2004 and 2003 years.

	c)	Product development costs:

Under Canadian GAAP, product development costs are charged as an expense in the period incurred except in circumstances where the market and technical feasibility of the product have been established, and recovery of development costs can reasonably be regarded as assured, in which case such costs are capitalized. US GAAP requires that these expenditures be expensed in the year incurred. The Company has not capitalized any product development costs during the 2005, 2004 and 2003 years.

	d)	Reconciliation of Canadian GAAP and US GAAP:

For the years ended June 30, 2005, 2004, and 2003 there would be no differences in assets, liabilities and shareholders' equity, loss for the period or cash provided by (used in) operating, investing and financing activities under US GAAP, with the amounts reported in these financial statements.

	e)	Recent United States Accounting Pronouncements:

Recent pronouncements issued by the Financial Accounting Standards Board ("FASB") are summarized below. None of these changes are expected to have a material impact on the financial statements of the Company.

(i)

In April of 2003, the FASB issued Statement of Financial Accounting Standards No. 149 (Amendment of Statement 133 on Derivative Instruments and Hedging Activities) ("SFAS 149"). SFAS 149 amends SFAS 133, in requiring that contracts with comparable characteristics be accounted for similarly, and clarifies when a derivative contains a financing component requiring special reporting. SFAS 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003, and must be applied prospectively.

(ii)

In May of 2003, the FASB issued Statement of Financial Accounting Standards No. 150 (Accounting For Certain Financial Instruments with Characteristics of both Liabilities and Equity) ("SFAS 150"). SFAS 150 establishes standards for how an issuer classifies and measures in its statement of financial position certain financial instruments with characteristics of both liabilities and equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, and must be applied prospectively.

ALDA PHARMACEUTICALS CORP.	F-20.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)
FOR THE YEARS ENDED JUNE 30, 2005, 2004 AND 2003

18.	United States Generally Accepted Accounting Principles (continued)

	e)	Recent United States Accounting Pronouncements (continued):

(iii)

In January of 2003, the FASB issued Interpretation No. 46 ("FIN 46"), (Consolidation of Variable Interest Entities). FIN 46 requires all companies with variable interests in entities created after January 31, 2003 to apply its provisions to those entities immediately. In December of 2003, the FASB issued a revised Interpretation "FIN 46R". Under the revised Interpretation, an entity deemed to be a business, based on certain specified criteria, need not be evaluated to determine if it is a Variable Interest Entity. The Company must apply these provisions to interests held in all variable interest entities commencing for the year ended June 30, 2004.

(iv)

In November of 2004, the FASB issued Statement of Financial Accounting Standards No. 151 (Inventory Costs - An Amendment of ARB No. 43, Chapter 4) ("SFAS 151"). SFAS 151 amends the guidance in Accounting Research Bulletin ("ARB") No. 43, Chapter 4 (Inventory Pricing) to clarify the accounting for abnormal amounts of idle facility expense, excessive spoilage, double freight, and rehandling costs to be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal" as stated in ARB No. 43.

Additionally, SFAS 151 requires that allocation of fixed production overheads to the costs of conversions be based on normal capacity of the production facilities. SFAS 151 is effective for fiscal years beginning after June 15, 2005 and is required to be adopted by the Company in the year ended June 30, 2006.

(v)

In December of 2004, the FASB issued Statement of Financial Accounting Standards No. 123 (revised 2004) (Share-Based Payments) ("SFAS 123R"). SFAS 123R is a revision of SFAS 123 (Accounting for Stock-Based Compensation), and supersedes Accounting Principles Board Opinion No. 25 (Accounting for Stock Issued to Employees). SFAS 123R requires that the fair value of employees awards of share-based payments which are issued, modified, repurchased or cancelled after the implementation date, is to be measured as of the date the award is issued, modified, repurchased or cancelled and the resulting cost recognized in the statement of earnings over the service period. Management of the Company has adopted the fair value based method for options granted on or after July 1, 2003.

(vi)

In December of 2004, the FASB issued Statement of Financial Accounting Standards No. 153 (Exchanges of Nonmonetary Assets - An Amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions) ("SFAS 153"). SFAS 153 eliminates the exception from fair value measurement for nonmonetary exchange of similar productive assets in paragraph 21(b) of Accounting Principles Board ("APB") Opinion No. 29 and replaces it with an exception for exchanges that do not have commercial substance. SFAS 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for fiscal periods beginning after June 15, 2005, and must be applied prospectively.